Annual Report 2025

 Microsoft

Dear shareholders, colleagues, customers, and partners:

Fifty years after our founding, Microsoft is once again at the heart of a generational moment in technology as we find ourselves in the midst of the AI platform shift. More than any transformation before it, this generation of AI is radically changing every layer of the tech stack, and we are changing with it.

Across the company, we are accelerating our pace of innovation and adapting to both a new tech stack and a new way of working. We are delivering our current platforms at scale while building the next generation, always striving to create more value for our customers, our partners, and the world.

Striking this balance is hard work, and few companies over the years have been able to do it. To succeed, we must continue to think in decades but execute in quarters, approaching each day with the humility and curiosity required to continuously improve, while being guided by our bold vision for the future.

Financially, it was a year of record performance. Revenue was $281.7 billion, up 15 percent. Operating income grew 17 percent to $128.5 billion. And Azure surpassed $75 billion in revenue for the first time, up 34 percent. These results reflect the growing demand for our platform and the trust customers are placing in us. We take neither for granted.

We must earn our permission to operate every day, in every country, every community, and every customer interaction. That's why we remain grounded in our mission: **to empower every person and every organization on the planet to achieve more.**

Imagine a world where every person can get help from a researcher, a coder, or an analyst on demand. Not just information, but deep, contextual expertise paired with action. Or where every organization, no matter its size or sector, can reinvent employee experiences, reimagine customer engagement, reshape business processes, and bend the curve on innovation for their people, businesses, and industries. This is the new frontier and how we will unlock the next level of productivity and growth for the world.

But it is not some far off vision—we are already seeing what's possible when AI reaches the frontlines of human potential, helping small businesses become more productive, multinationals more competitive, nonprofits more effective, governments more efficient, and improving healthcare and education outcomes.

To share just a few examples across industries: Mercy, one of the largest health systems in the US, has saved caregivers over 100,000 hours by automatically documenting physician-patient encounters. As one physician put it: "the best thing to happen to my practice in 10 years." A grandmother in Japan, who lost her hearing at age two, can now communicate with her voice, thanks to an AI app. A judge in Colombia is using Copilot to expedite due process and help tackle a backlog of court cases. Barclays Bank is putting AI in the hands of 100,000 employees, transforming the employee experience by simplifying how they access information and get things done. Ralph Lauren is helping customers find the perfect look for any occasion, thanks to a new conversational shopping experience. Carvana has reduced inbound calls per sale by 45 percent, freeing its staff to focus on complex, high-value support.

These examples, and so many others like them, are made possible by our clear focus on our priorities, our responsibility, and our culture.

OUR PRIORITIES

To deliver on our mission, we remain focused on three core business priorities as our North Star: security, quality, and AI innovation.

Security and quality are non-negotiable. Our infrastructure and services are mission critical for the world. This year, we made significant progress across both our Secure Future Initiative (SFI) and Quality Excellence Initiative (QEI), but we recognize our work here is never done. We must continuously raise the bar for ourselves and our customers.

Security

Through SFI, we have dedicated the equivalent of 34,000 full-time engineers to our highest-priority security work. We strengthened identity protections, secured our networks and systems, enhanced threat detection and response, and embedded secure-by-design practices across everything we build.

Quality

With QEI, we created frameworks that increase accountability and accelerate progress against our engineering objectives to ensure we deliver durable, high quality-experiences at global scale. This includes improvements to change management, incident management, platform resiliency, and service health.

Together, these initiatives are laying the foundation for a renaissance of our engineering culture, where we build planet-scale systems that power the world, with the security and quality they require.

AI innovation

At the same time, we have made major advances in AI innovation, including across two foundational areas: our Cloud and AI infrastructure, and our family of Copilots and agents.

Our Cloud and AI infrastructure

We continue to lead the AI infrastructure wave. We opened new datacenters across six continents and now operate more than 400 datacenters in 70 regions, more than any other cloud provider. This year alone, we added over two gigawatts of new capacity. Every Azure region is now AI-first and can support liquid cooling, increasing the fungibility and the flexibility of our fleet. And just last month, we announced the world's most powerful AI datacenter, Fairwater in southeastern Wisconsin, which will deliver 10x the performance of the world's fastest supercomputer today.

We are also driving and benefiting from compounding improvements in silicon, systems, and models to improve performance and efficiency. And we continue to invest in sovereign cloud offerings to meet the unique data residency needs of governments and industries worldwide.

We have made meaningful progress on the next frontier in cloud systems: quantum. We announced Majorana-1, the first quantum chip with a topological core, and deployed the world's first operational Level 2 quantum computer in partnership with Atom Computing.

In data and analytics, Microsoft Fabric is becoming the unified platform for the AI era. It is now our fastest-growing analytics product ever, with 25,000 paid customers. OneLake spans all databases and clouds, including Power BI semantic models, making it the best foundation for building enterprise AI applications.

We also introduced Azure AI Foundry, a platform to design, customize, and run powerful AI apps and agents. Foundry includes access to more than 11,000 models from partners like OpenAI, Cohere, DeepSeek, Meta, Mistral, xAI, and others, ensuring our customers can choose from the best frontier and open models in one place. Already, 80 percent of the Fortune 500 use Foundry for their AI workloads.

And this fall, we introduced our first in-house models: MAI-1 preview, our first foundation model trained end-to-end in-house, as well as MAI-Voice-1 for natural voice generation and MAI-Image-1 for image generation.

Copilots and agents

Our Copilot family of products is helping people thrive at home, at school, and at work. This year, we surpassed 100 million monthly active users across both commercial and consumer.

We rolled out a major update to Microsoft 365 Copilot this spring, bringing together chat, search, create, notebooks, and role-specific agents like Analyst and Researcher into a single experience. And earlier this month, we announced Agent Mode, which allows you to start with a simple prompt and then work iteratively with Copilot—steering it as it orchestrates multistep tasks to deliver high-quality Office documents, spreadsheets, and presentations.

Give Copilot a prompt like, *"Run a full analysis on this sales data set. I want to understand some important insights to help me make decisions about my business. Make it visual."* Agent Mode gets to work deciding which formulas to use, producing new sheets, and creating data visualizations. It's pretty remarkable.

Copilot Studio continues to grow as well, with more than 230,000 organizations using it to extend Microsoft 365 Copilot or to build their own agents using no-code/low-code tools.

In software development, GitHub Copilot now has more than 20 million users and has evolved into a peer programmer, capable of executing tasks on our behalf asynchronously. In healthcare, Dragon Copilot is being used to document millions of clinical encounters, saving precious time that healthcare providers can spend on patients, not paperwork. And in security, we were the first in the industry to introduce AI agents that help defenders autonomously manage high-volume security and IT tasks.

On the consumer front, Copilot is now integrated across Bing, Edge, GroupMe, MSN, Windows, and Xbox. We also refreshed our Copilot consumer app this year as a more natural, conversational, and personal AI companion. One highlight is Copilot Mode in Edge, which lets you chat directly with your open tabs.

More broadly, we continue to expand our reach with consumers. LinkedIn is now home to 1.2 billion members, and we are bringing AI agents into the core workflows of sales, hiring, and learning. And across gaming, we have 500 million monthly active users across platforms and devices.

OUR RESPONSIBILITY

At Microsoft, we have always believed that we do well when the world around us does well. We demonstrate this, year after year, by making progress on our commitments to create technology that benefits everyone on the planet, along with the planet itself.

This means that as we drive the AI economy, we are also providing the skills and opportunities for everyone to participate in it. That's why we launched Microsoft Elevate this year, an initiative that unites our technology, skills, research, and philanthropic investments, so AI can benefit every classroom, community, and cause. Over the next five years, we will invest $4 billion in cash and AI cloud technology to schools, community and technical colleges, and nonprofit organizations. And we will partner with organizations like UNICEF, Code.org, and more to extend AI skilling opportunities to people around the globe.

Our skilling initiatives will help 20 million people earn AI credentials over the next two years, from foundational fluency to advanced technical training. And to support our work with deeper research and policy insights, our new AI Economy Institute will explore how AI is reshaping education and work, helping us bridge the gap between technological innovation and societal impact.

We are also focused on empowering teachers and students with the latest AI tools, making Microsoft 365 Copilot Personal free for 12 months for every college student in the United States. And we're introducing new LinkedIn courses for teachers and students, enabling them to earn LinkedIn certifications that will help boost their resumes and open doors.

Across all of this, one thing is clear: People want technology they can trust. That's why we are committed to driving responsible AI innovation and building safe and secure technology. As we do, we are guided by our values of respect, integrity, and accountability. They are built into the design of our software and services, the security of our data, our privacy protections, and our engagement with employees, customers, suppliers, communities, and governments around the world.

As a multinational company, we remain dedicated to creating jobs, promoting economic opportunities, and strengthening cybersecurity, digital stability, sovereignty, and resilience globally. In Europe, we announced five commitments to strengthen digital stability this year. They start with an expansion of our cloud and AI infrastructure, so every country can compete in the global economy. And they include a promise to uphold Europe's digital resilience regardless of geopolitical and trade volatility.

Responsible business practices are embedded across our operations and supply chain. Following the UN Guiding Principles on Business and Human Rights, we've strengthened our due diligence processes, expanded stakeholder engagement, and launched new governance mechanisms to ensure accountability. Our second annual Responsible AI Transparency Report highlighted our work to build and deploy AI responsibly. This includes developing new AI tools and resources to help our customers innovate within evolving regulatory requirements.

Another key component of earning trust is contributing to a safer online ecosystem, including protecting those who use our services from illegal and harmful content and conduct. We continue to take new steps to advance safety, especially for children, while balancing our commitments to free expression and privacy. Over the past year, we've focused on addressing risks related to abusive AI-generated content and partnered with StopNCII.org to detect victim-reported imagery in Bing.

Our solutions, partnerships, and programs reach people and organizations of all abilities to help them thrive. More than 5 million people have participated in our AI Skilling programs focused on accessibility. We launched new technology to help people with disabilities play, work, and live—through an Adaptive Joystick for Xbox, sign language detection in Teams, low-vision keyboards for Surface, and AI-powered visual descriptions in Windows.

2025 also marked the midpoint in our journey to become a carbon negative, water positive, zero waste company, and to protect more land than we use. We are on track to meet many of our targets and continue to accelerate progress for others.

Our renewable energy procurement increased from 1.8 gigawatts in 2020 to 34 gigawatts in 2024, and we contracted nearly 30 million metric tons of carbon removal—playing a pivotal role in scaling the carbon removal market. We provided more than 1.5 million people with clean water and sanitation and plan to replenish more than 100 million cubic meters of water around the world. We are getting closer to zero waste through new Circular Centers, which contribute to the reuse and recycling of nearly 91 percent of servers and components decommissioned from our datacenters. And we've reached nearly 95 percent recyclability in our product packaging.

We are learning how to make AI more sustainable by design and improve AI-powered solutions. Platforms like our Planetary Computer and our AI for Good Lab are helping us find new ways to address the world's most pressing challenges.

Making progress on these commitments takes time. But here, too—we are guided by a bold vision, thinking in decades and executing in quarters.

OUR CULTURE

Amid this rapid progress, our culture is more important than ever. The AI platform shift is reshaping not just our products and business models, but how we work.

Our growth mindset is essential to our ability to continue leading this AI era. It enables us to innovate both within Microsoft and with those we serve. We must be *learn-it-alls*, willing to experiment, guided by evaluations, and committed to continuous improvement. I am continually impressed by how our people do just that.

We are focused on being Customer Zero, applying AI to reduce toil and improve flow in our own work while creating a playbook we can share with the world.

We're also embracing a new way of working—one that expands job scopes, reduces handoffs, and gives teams tools to scale productivity in nonlinear ways. This isn't just about driving efficiency. It's about empowering our people to dream bigger and get to "job complete" faster, with less friction and greater impact than ever before.

Our employees also continue to find ways to bring their purpose and passion to the causes and communities they care deeply about. This year, they volunteered over 1.2 million hours and gave $263 million (including company match) to 37,000 nonprofit organizations in 110 countries.

**

In July, after we reported our earnings results—including surpassing $75 billion in annual Azure revenue for the first time—I shared a reflection with all employees. Fifteen years ago, when we set out on our cloud journey, we had a bold vision, and we persisted through all the ups and downs.

I asked our team: What are you working on today that, 15 years from now, you will look back on and say, "we got it right"? Hundreds of answers poured in spanning near-term priorities and long-term ambitions alike:

- *"Helping the world be safe from cybercrime"*
- *"Speech is now a standard human-machine interface"*
- *"Using AI to improve the lived experience for people with disabilities"*
- *"We changed the way people learn"*
- *"Access to millions of agents powered by orders of magnitude larger models"*
- *"Medical knowledge has become ambient, embedded in clinical workflows"*
- *"We helped billions become skilled in AI"*

These responses and so many others reflected a deep sense of purpose and belief in what's possible. And that is precisely what is needed for us to succeed.

Microsoft has an immense opportunity and responsibility—not just in building these futures, but in helping shape the world's future. And I'm confident that together, we can continue to think in decades and execute in quarters on this journey to empower us all.

Satya Nadella
Chairman and Chief Executive Officer
October 15, 2025

ISSUER PURCHASES OF EQUITY SECURITIES, DIVIDENDS, AND STOCK PERFORMANCE

MARKET AND STOCKHOLDERS

Our common stock is traded on the NASDAQ Stock Market under the symbol MSFT. On July 24, 2025, there were 77,014 registered holders of record of our common stock.

SHARE REPURCHASES AND DIVIDENDS

Share Repurchases

On September 14, 2021, our Board of Directors approved a share repurchase program authorizing up to $60.0 billion in share repurchases. This share repurchase program commenced in November 2021 and was completed in April 2025.

On September 16, 2024, our Board of Directors approved a share repurchase program authorizing up to $60.0 billion in share repurchases. This share repurchase program commenced in April 2025, following completion of the program approved on September 14, 2021, has no expiration date, and may be terminated at any time. As of June 30, 2025, $57.3 billion remained of this $60.0 billion share repurchase program.

We repurchased the following shares of common stock under the share repurchase programs:

(In millions)	Shares	Amount	Shares	Amount	Shares	Amount
Year Ended June 30,		**2025**		**2024**		**2023**
First Quarter	**7**	**$ 2,800**	11	$ 3,560	17	$ 4,600
Second Quarter	**8**	**3,500**	7	2,800	20	4,600
Third Quarter	**8**	**3,500**	7	2,800	18	4,600
Fourth Quarter	**8**	**3,200**	7	2,800	14	4,600
Total	**31**	**$ 13,000**	32	$ 11,960	69	$ 18,400

All repurchases were made using cash resources. Shares repurchased during the fourth quarter of fiscal year 2025 were under the share repurchase programs approved on September 14, 2021 and September 16, 2024. All other shares repurchased were under the share repurchase program approved on September 14, 2021. The above table excludes shares repurchased to settle employee tax withholding related to the vesting of stock awards of $5.4 billion, $5.3 billion, and $3.8 billion for fiscal years 2025, 2024, and 2023, respectively.

Dividends

Our Board of Directors declared the following dividends:

Declaration Date	Record Date	Payment Date	Dividend Per Share	Amount
Fiscal Year 2025				(In millions)
September 16, 2024	**November 21, 2024**	**December 12, 2024**	**$ 0.83**	**$ 6,170**
December 3, 2024	**February 20, 2025**	**March 13, 2025**	**0.83**	**6,169**
March 11, 2025	**May 15, 2025**	**June 12, 2025**	**0.83**	**6,169**
June 10, 2025	**August 21, 2025**	**September 11, 2025**	**0.83**	**6,170**
Total			**$ 3.32**	**$ 24,678**
Fiscal Year 2024				
September 19, 2023	November 16, 2023	December 14, 2023	$ 0.75	$ 5,574
November 28, 2023	February 15, 2024	March 14, 2024	0.75	5,573
March 12, 2024	May 16, 2024	June 13, 2024	0.75	5,574
June 12, 2024	August 15, 2024	September 12, 2024	0.75	5,574
Total			$ 3.00	$ 22,295

The dividend declared on June 10, 2025 was included in other current liabilities as of June 30, 2025.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Microsoft Corporation, the S&P 500 Index
and the NASDAQ Computer Index



	6/20	6/21	6/22	6/23	6/24	6/25
Microsoft Corporation	100.00	134.41	128.48	172.01	227.51	**255.13**
S&P 500	100.00	140.79	125.85	150.51	187.47	**215.89**
NASDAQ Computer	100.00	150.44	117.59	154.73	223.97	**254.97**

* $100 invested on 6/30/20 in stock or index, including reinvestment of dividends. Fiscal year ending June 30.

Note About Forward-Looking Statements

This report includes estimates, projections, statements relating to our business plans, objectives, and expected operating results that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may appear throughout this report, including the following sections: "Business", and "Management's Discussion and Analysis of Financial Condition and Results of Operations". These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that may cause actual results to differ materially. We describe risks and uncertainties that could cause actual results and events to differ materially in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Quantitative and Qualitative Disclosures About Market Risk" in our fiscal year 2025 Form 10-K. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. We undertake no obligation to update or revise publicly any forward-looking statements, whether because of new information, future events, or otherwise.

BUSINESS

GENERAL

Microsoft is a technology company committed to making digital technology and artificial intelligence ("AI") available broadly and doing so responsibly. Our mission is to empower every person and every organization on the planet to achieve more.

We develop and support a broad portfolio of technology solutions for individuals and businesses, focusing on secure, trusted, and innovative platforms and tools that meet evolving customer needs across cloud computing, productivity and collaboration, and personal computing. We strive to create opportunity, growth, and impact in every country around the world.

AI is fundamentally transforming productivity for every individual, organization, and industry. Microsoft's AI offerings span every layer of the technology stack, enabling transformative outcomes across sectors and unlocking opportunity for every country, community, and individual.

We believe AI should be as empowering as it is powerful, and we're committed to designing and deploying AI responsibly with safety and security from the outset.

What We Offer

Founded in 1975, we develop and support software, services, devices, and solutions that deliver new value for customers and help people and businesses realize their full potential.

We offer an array of services, including cloud-based solutions that provide customers with software, services, platforms, and content, and we provide solution support and consulting services. We also deliver relevant online advertising to a global audience.

Our products include operating systems, cross-device productivity and collaboration applications, server applications, business solution applications, desktop and server management tools, software development tools, and video games. We also design and sell devices, including PCs, tablets, gaming and entertainment consoles, other intelligent devices, and related accessories.

Digital transformation and adoption of AI continues to revolutionize more business workstreams for organizations in every sector across the globe. For enterprises, digital technology empowers employees, optimizes operations, engages customers, and in some cases, changes the very core of products and services.

The Microsoft Cloud provides integration across the technology stack while offering openness, improving time to value, reducing costs, and increasing agility. Our cloud business benefits from three economies of scale: datacenters that deploy computational resources at significantly lower cost per unit than smaller ones; datacenters that coordinate and aggregate diverse customer, geographic, and application demand patterns, improving the utilization of computing, storage, and network resources; and multi-tenancy locations that lower application maintenance labor costs.

We prioritize security above all else and we offer our customers integrated AI-driven products addressing security, compliance, identity, management, and privacy across customers' multi-cloud, application, and device assets.

The Ambitions That Drive Us

To achieve our vision, our research and development efforts focus on three interconnected ambitions:

- Reinvent productivity and business processes to help organizations and individuals work and collaborate more securely and efficiently.

- Build the intelligent cloud and intelligent edge platform to provide a foundation for our customers' digital workloads including hybrid consistency, developer productivity, data and AI capabilities, and trusted security and compliance.

- Create more personal computing to enable users to interact with technology in more intuitive, engaging, and dynamic ways.

Our Future Opportunity

We are focused on helping customers use the breadth and depth of the Microsoft Cloud to get the most value out of their digital spend while leading the AI platform wave across our solution areas. We continue to develop complete, intelligent solutions for our customers that empower people to be productive and collaborate, while safeguarding businesses and simplifying IT management. Our goal is to lead the industry in several distinct areas of technology over the long term, which we expect will translate to sustained growth. We are investing significant resources in:

- Transforming the workplace to deliver new, modern, modular business applications, drive deeper insights, and improve how people communicate, collaborate, learn, work, and interact with one another.

- Building and running cloud-based services in ways that utilize ubiquitous computing to unleash new experiences and opportunities for businesses and individuals.

- Applying AI and ambient intelligence to drive insights, revolutionize many types of work and business processes, and provide substantive productivity gains using Microsoft 365 Copilot and agents.

- Providing training on generative AI and greater access to digital learning and resources through skilling programs and initiatives, grants, and LinkedIn learning pathways.

- Inventing new gaming experiences that bring people together around their shared love for games on any device and pushing the boundaries of innovation with console and PC gaming.

- Leveraging Windows to fuel our cloud business, grow our share of the PC market, and drive increased engagement with our services like Microsoft Edge, Bing, Copilot, Microsoft Teams, Microsoft 365 Consumer, Xbox Game Pass, and more.

- Tackling security from all angles with our integrated, end-to-end solutions spanning security, compliance, identity, and management, across all clouds and platforms.

Our future growth depends on our ability to transcend current product category definitions, business models, and sales motions.

Commitment to Sustainability

Microsoft is committed to sustainability and our approach to addressing climate change starts with the sustainability of our own business. In 2020, we announced goals to become a carbon negative, water positive, and zero waste company by 2030. Since announcing these goals, we have made meaningful progress while having seen major changes in both the technology sector and in our understanding of what it will take to meet our goals. Progress toward these goals can be found in our annual Environmental Sustainability Report.

<u>OPERATING SEGMENTS</u>

We operate our business and report our financial performance using three segments: Productivity and Business Processes, Intelligent Cloud, and More Personal Computing. Our segments provide management with a comprehensive financial view of our key businesses. The segments enable the alignment of strategies and objectives across the development, sales, marketing, and services organizations, and they provide a framework for timely and rational allocation of resources within businesses.

In August 2024, we announced changes to the composition of our segments. These changes align our segments with how we currently manage our business, most notably bringing the commercial components of Microsoft 365 together in the Productivity and Business Processes segment. Beginning in fiscal year 2025, the information that our chief operating decision maker is regularly provided and reviews for purposes of allocating resources and assessing performance reflects these segment changes.

Additional information on our operating segments and geographic and product information is contained in Note 18 – Segment Information and Geographic Data of the Notes to Financial Statements.

Our reportable segments are described below.

Productivity and Business Processes

Our Productivity and Business Processes segment consists of products and services in our portfolio of productivity, communication, and information services, spanning a variety of devices and platforms. This segment primarily comprises:

- Microsoft 365 Commercial products and cloud services, including Microsoft 365 Commercial cloud, comprising Microsoft 365 Commercial, Enterprise Mobility + Security, the cloud portion of Windows Commercial, the per-user portion of Power BI, Exchange, SharePoint, Microsoft Teams, Microsoft 365 Security and Compliance, and Microsoft 365 Copilot; and Microsoft 365 Commercial products, comprising Windows Commercial on-premises and Office licensed on-premises.

- Microsoft 365 Consumer products and cloud services, including Microsoft 365 Consumer subscriptions, Office licensed on-premises, and other consumer services.

- LinkedIn, including Talent Solutions, Marketing Solutions, Premium Subscriptions, and Sales Solutions.

- Dynamics products and cloud services, including Dynamics 365, comprising a set of intelligent, cloud-based applications across ERP, CRM, Power Apps, and Power Automate; and on-premises ERP and CRM applications.

Microsoft 365 Commercial Products and Cloud Services

Microsoft 365 Commercial is an AI-powered business and productivity solutions platform that brings together Office, Windows, Microsoft 365 Copilot, and Enterprise Mobility + Security to help organizations empower their employees.

Growth depends on our ability to reach new users in new markets such as frontline workers, small and medium businesses, and growth markets, as well as add AI-enabled tools, features, and agentic scenarios to our core product and service offerings across communication, collaboration, analytics, security, compliance, and other AI business productivity categories. Microsoft 365 Commercial revenue is mainly affected by a combination of continued installed base growth and average revenue per user expansion, as well as the continued shift from Office licensed on-premises to Microsoft 365.

Microsoft 365 Consumer Products and Cloud Services

Microsoft 365 Consumer is designed to increase personal productivity and creativity through a range of products and services. Growth depends on our ability to reach new users, add value to our core product set with new features including AI tools, and continue to expand our product and service offerings into new markets. Microsoft 365 Consumer cloud revenue and Office Consumer products revenue is mainly affected by the percentage of customers that buy Office with their new devices and the continued shift from Office licensed on-premises to Microsoft 365 Consumer subscriptions. Microsoft 365 Consumer cloud revenue is also affected by the demand for communication and storage through Outlook.com and OneDrive, which is largely driven by subscriptions and advertising.

LinkedIn

LinkedIn connects the world's professionals to make them more productive and successful and transforms the way companies hire, market, sell, and learn. In addition to LinkedIn's free services, LinkedIn offers monetized solutions designed to offer AI-enabled insights and productivity: Talent Solutions, Marketing Solutions, Premium Subscriptions, and Sales Solutions. Growth will depend on our ability to increase LinkedIn member engagement on the platform and our ability to continue offering insight and AI-enabled services that provide value for our members and customers. LinkedIn revenue is mainly affected by demand from enterprises and professionals for subscriptions to Talent Solutions, Sales Solutions, and Premium Subscriptions offerings, as well as member engagement and the quality of the sponsored content delivered to those members to drive Marketing Solutions.

Dynamics Products and Cloud Services

Dynamics provides cloud-based and on-premises business solutions for financial management, enterprise resource planning ("ERP"), customer relationship management ("CRM"), and supply chain management, as well as agentic AI and other low code application development platforms, for small and medium businesses, large organizations, and divisions of global enterprises. Dynamics revenue is driven by the number of users licensed and applications consumed, expansion of average revenue per user, and the continued shift to Dynamics 365, a unified set of cloud-based intelligent business applications, including our low code development platforms, such as Power Apps and Power Automate.

Competition

Competitors to Office include software and global application vendors, web-based and mobile application companies, AI-first application companies, as well as local application developers. We compete by providing secure, integrated industry-specific, and easy-to-use productivity and collaboration tools and services that create comprehensive solutions and work well with technologies our customers already have both on-premises or in the cloud.

Windows faces competition from various software products and from alternative platforms and devices. Microsoft Defender for Endpoint competes with endpoint security solution providers.

Our Enterprise Mobility + Security offerings compete with products from a range of competitors including identity vendors, security solution vendors, and numerous other security point solution vendors.

LinkedIn faces competition from online professional networks; recruiting, talent management, and human resource services companies; job boards; companies that provide learning and development products and services; online and offline outlets that generate revenue from advertisers and marketers; and online and offline outlets for companies with lead generation and customer intelligence and insights.

Dynamics competes with cloud-based and on-premises business solution providers.

Intelligent Cloud

Our Intelligent Cloud segment consists of our public, private, and hybrid server products and cloud services that power modern business and developers. This segment primarily comprises:

- Server products and cloud services, including Azure and other cloud services, comprising cloud and AI consumption-based services, GitHub cloud services, Nuance Healthcare cloud services, virtual desktop offerings, and other cloud services; and Server products, comprising SQL Server, Windows Server, Visual Studio, System Center, related Client Access Licenses ("CALs"), and other on-premises offerings.

- Enterprise and partner services, including Enterprise Support Services, Industry Solutions, Nuance professional services, Microsoft Partner Network, and Learning Experience.

Server Products and Cloud Services

Azure is a comprehensive set of cloud services that offer developers, IT professionals, and enterprises freedom to build, deploy, and manage applications on any platform or device. Customers can use Azure through our global network of datacenters for computing, networking, storage, mobile and web application services, AI, Internet of Things, cognitive services, and machine learning. Azure enables customers to devote more resources to development and use of applications that benefit their organizations, rather than managing on-premises hardware and software. Azure revenue is mainly affected by infrastructure-as-a-service and platform-as-a-service consumption-based services.

Azure AI offerings provide a competitive advantage as companies seek ways to optimize and scale their business with AI. We offer supercomputing power for AI at scale to run large workloads, complemented by our rapidly expanding portfolio of AI cloud services (including the latest models) and hardware, which includes custom-built silicon and strong partnerships with chip manufacturers. Azure AI Foundry is a unified platform for developers to design, customize, and manage AI applications and agents.

Our server products are designed to make IT professionals, developers, and their systems more productive and efficient. Server software is integrated server infrastructure and middleware designed to support software applications built on the Windows Server operating system. This includes the server platform, database, business intelligence, storage, management and operations, virtualization, service-oriented architecture platform, security, and identity software. We also license standalone and software development lifecycle tools for software architects, developers, testers, and project managers. Server products revenue is mainly affected by purchases through volume licensing programs, licenses sold to OEMs, and retail packaged products. CALs provide access rights to certain server products, including SQL Server and Windows Server, and revenue is reported along with the associated server product.

GitHub and Nuance Healthcare include both cloud and on-premises offerings. GitHub provides a collaboration platform for developers to manage code and incorporate AI and agent-based tools across the software development lifecycle. Nuance Healthcare provides AI solutions to the healthcare industry.

Enterprise and Partner Services

Enterprise and partner services, including Enterprise Support Services, Industry Solutions, Nuance professional services, Microsoft Partner Network, and Learning Experience, assist customers in developing, deploying, and managing Microsoft server solutions, Microsoft desktop solutions, and Nuance conversational AI and ambient intelligent solutions, along with providing training and certification to developers and IT professionals on various Microsoft products.

Competition

Azure faces diverse competition from cloud service providers and open source offerings. Azure's competitive advantage includes enabling a hybrid cloud, allowing deployment of existing datacenters with our public cloud into a single, cohesive infrastructure, and the ability to run at a scale that meets the needs of businesses of all sizes and complexities. Our AI offerings compete with AI products from hyperscalers, as well as products from other emerging competitors and other open source offerings, many of which are also current or potential partners. Our Azure Security offerings include our cloud security solution and security information and event management solution, which compete with providers in the cybersecurity and cloud security space. We believe our cloud's global scale, coupled with our broad portfolio of identity and security solutions, allows us to effectively solve complex cybersecurity challenges for our customers and differentiates us from the competition.

Our server products face competition from a wide variety of server operating systems and applications offered by companies with a range of market approaches. Vertically integrated computer manufacturers offer their own versions of the Unix operating system preinstalled on server hardware and nearly all computer manufacturers offer server hardware for the Linux operating system.

We compete to provide enterprise-wide computing and point solutions with numerous commercial software vendors that offer solutions and middleware technology platforms, software applications for connectivity, security, hosting, database, and e-business servers.

Our database, business intelligence, and data warehousing solutions offerings compete with products from providers in the data and analytics industry. Our system management solutions compete with server management and server virtualization platform providers. Our products for software developers compete against offerings from major technology providers, as well as open source alternatives.

We believe our server products provide customers with advantages in performance, total costs of ownership, and productivity by delivering superior applications, development tools, compatibility with a broad base of hardware and software applications, security, and manageability.

Our Enterprise and partner services business competes with a wide range of companies that provide strategy and business planning, application development, and infrastructure services, including multinational consulting firms and small niche businesses focused on specific technologies.

More Personal Computing

Our More Personal Computing segment consists of products and services that put customers at the center of the experience with our technology. This segment primarily comprises:

- Windows and Devices, including Windows OEM licensing (Windows Pro and non-Pro licenses sold through the OEM channel) and Devices, comprising Surface and PC accessories.
- Gaming, including Xbox hardware and Xbox content and services, comprising first- and third-party content (including games and in-game content), Xbox Game Pass and other subscriptions, Xbox Cloud Gaming, advertising, and other cloud services.
- Search and news advertising, comprising Bing and Copilot, Microsoft News, Microsoft Edge, and third-party affiliates.

Windows and Devices

The Windows operating system is designed to deliver a more personal computing experience for users by enabling consistency of experience, applications, and information across their devices. Windows OEM revenue is impacted significantly by the number of Windows operating system licenses purchased by OEMs, which they pre-install on the devices they sell. In addition to computing device market volume, Windows OEM revenue is impacted by:

- The mix of computing devices based on form factor and screen size.

- Differences in device market demand between developed markets and growth markets.

- Growth of the AI PC category.

- Attachment of Windows to devices shipped.

- Customer mix between consumer, small and medium businesses, and large enterprises.

- Changes in inventory levels in the OEM channel.

- Pricing changes and promotions, pricing variation that occurs when the mix of devices manufactured shifts from local and regional system builders to large multinational OEMs, and different pricing of Windows versions licensed.

- Constraints in the supply chain of device components.

- Piracy.

We design and sell devices, such as Surface (including Copilot+ PCs) and PC accessories. Our devices are designed to enable people and organizations to connect to the people and content that matter most using Windows and integrated Microsoft products and services. Surface is designed to help organizations, students, and consumers be more productive. Growth in Devices is dependent on total PC shipments, the ability to attract new customers, our product roadmap, and expanding into new categories.

Gaming

Microsoft is expanding how billions of people globally access and play video games on PC, console, mobile, and cloud. Our game content is developed through a collection of first-party studios creating iconic and differentiated gaming experiences. We continue to invest in gaming studios and content to expand our intellectual property roadmap and leverage new content creators. These unique gaming experiences are the cornerstone of Xbox Game Pass, a subscription service and gaming community with access to a curated library of first- and third-party titles.

The gamer remains at the heart of the Xbox ecosystem. We are identifying new opportunities to attract gamers across a variety of different end points through our first- and third-party content and business diversification across subscriptions, ads, and digital stores. We've seen new devices from third-party manufacturers along with key PC and mobile end points that help us empower gamers to play in a way that is most convenient to them. We are focused on growing the platform and expanding to new ecosystems to engage as many gamers as possible.

Xbox enables people to connect and share online gaming experiences that are accessible on Xbox consoles, Windows-enabled devices, and other devices. Xbox is designed to benefit users by providing access to a network of certified applications and services and to benefit our developer and partner ecosystems by providing access to a large customer base. Xbox revenue is mainly affected by subscriptions and sales of first- and third-party content, as well as advertising. Growth of our Gaming business is determined by the overall active user base through Xbox enabled content, availability of games, providing exclusive game content that gamers seek, the computational power and reliability of the devices used to access our content and services, and the ability to create new experiences.

Search and News Advertising

Our Search and news advertising business is designed to deliver relevant search, native, and display advertising to a global audience. Microsoft Copilot is a digital companion designed to inform, entertain, and inspire. Our Microsoft Edge browser and Bing search engine with Copilot are key tools to enable user acquisition and engagement, while our technology platform enables accelerated delivery of digital advertising solutions. In addition to first-party tools, we have several partnerships with companies through which we provide and monetize search offerings. Growth depends on our ability to attract new users, understand intent, and match intent with relevant content on advertising offerings.

Competition

Windows faces competition from various software products and from alternative platforms and devices. We believe Windows competes effectively by giving customers choice, value, flexibility, security, an easy-to-use interface, and compatibility with a broad range of hardware and software applications, including those that enable productivity.

Devices face competition from various computer, tablet, and hardware manufacturers who offer a unique combination of high-quality industrial design and innovative technologies across various price points. Many of these manufacturers are also current or potential partners and customers, including our Windows OEMs.

Xbox and our cloud gaming services face competition from various online gaming ecosystems and game streaming services. We also compete with other providers of entertainment services such as video streaming platforms. Our gaming platform competes with other console platforms. We believe our gaming platform is effectively positioned against, and uniquely differentiated from, competitive products and services based on significant innovation in hardware architecture, user interface, developer tools, online gaming and entertainment services, and continued strong content from our own first-party game franchises as well as other digital content offerings.

Our Search and news advertising business competes with search engines, and a wide array of websites, social platforms, and portals that provide content and online offerings to end users.

HUMAN CAPITAL RESOURCES

As of June 30, 2025, we employed approximately 228,000 people on a full-time basis, 125,000 in the U.S. and 103,000 internationally. Of the total employees, 89,000 were in operations, including product support and consulting services, datacenter operations, and manufacturing and distribution; 80,000 were in product research and development; 44,000 were in sales and marketing; and 15,000 were in general and administration. Certain employees are subject to collective bargaining agreements.

We design our programs to attract, reward, and retain top talent while fostering continuous employee development and reinforcing our organizational culture and values. Our total compensation offering is both highly differentiated and competitive within the market, and we also monitor pay equity across multiple dimensions. We have invested significantly in employee wellbeing and offer a differentiated benefits package which includes many physical, emotional, and financial wellness programs. We also provide access to continuous learning through a wide range of internal and external content, supporting professional growth across roles and disciplines. Through our employee listening systems, we gather direct feedback from our workforce, enabling us to adapt our programs and address employee needs globally with real-time insights. Additionally, our culture prioritizes the security of both our customers and Microsoft, embedding this responsibility across all teams and functions.

OPERATIONS

We have regional operations service centers in the Americas, Asia Pacific, Europe, and the Middle East that support our business operations, including customer contract and order processing, billing, credit and collections, customer lifecycle AI and cloud operations, and vendor management and logistics.

In addition to our operations centers, we also operate datacenters throughout each of these regions. We continue to align our datacenter locations and server capacity to meet the evolving needs of our customers, particularly given the growing demand for AI services. Our datacenters depend on the availability of permitted and buildable land, predictable energy, networking supplies, and servers, including graphics processing units ("GPUs") and other components.

We engage third-party manufacturers to produce our devices and have implemented measures to enhance supply chain efficiency and resilience, including the ability to relocate production geographically.

There are few qualified suppliers for certain components of our servers and devices. Extended or unforeseen disruptions at these suppliers could impact our ability to operate our datacenters and manufacture devices on time to meet consumer demand.

RESEARCH AND DEVELOPMENT

Product and Service Development

Our success is based on our ability to create new and compelling products, services, and experiences for our users, initiate and embrace disruptive technology trends, enter new geographic and product markets, and drive broad adoption of our products and services. We make significant investments in research and development for new and existing products, services, and technologies, including tools and platforms spanning digital work and life experiences, cloud computing, AI, devices, security, and operating systems.

We develop most of our products and services internally which allows us to maintain competitive advantages that come from product differentiation and closer technical control over our products and services. It also gives us the freedom to decide which modifications and enhancements are most important and when they should be implemented. We strive to obtain information as early as possible about changing usage patterns and hardware advances that may affect software and hardware design. Before releasing new software platforms, and as we make significant modifications to existing platforms, we provide application vendors with a range of resources and guidelines for development, training, and testing.

We plan to continue to make significant investments in a broad range of product research and development activities, and as appropriate, we will coordinate our research and development across operating segments and leverage the results across the company. This includes continuing to support fundamental research, which provides us with a unique perspective on future trends and contributes to our innovation.

Intellectual Property

We protect our intellectual property investments in a variety of ways. We work actively in the U.S. and internationally to ensure the enforcement of copyright, patent, trademark, trade secret, and other protections that apply to our software and hardware products, services, business plans, and branding. While we employ much of our internally-developed intellectual property in our products and services, we also engage in outbound licensing of specific patented technologies that are incorporated into licensees' products. From time to time, we enter into broader cross-license agreements with other technology companies covering entire groups of patents. We may also purchase or license technology that we incorporate into our products and services. At times, we make select intellectual property broadly available at no or low cost to achieve a strategic objective, such as promoting industry standards, advancing interoperability, supporting societal and/or environmental efforts, or attracting and enabling our external development community. Our engagement with open source software also causes us to license our intellectual property rights broadly in certain situations.

While it may be necessary in the future to seek or renew licenses relating to various aspects of our products and services, we believe, based upon past experience and industry practice, such licenses generally can be obtained on commercially reasonable terms. We believe our continuing research and product development are not materially dependent on any single license or other agreement with a third-party relating to the development of our products.

DISTRIBUTION, SALES, AND MARKETING

Our customers include individual consumers, small and medium organizations, large global enterprises, public-sector institutions, service providers, application developers, and OEMs. We market and distribute our products and services through the following channels: direct, distributors and resellers, and OEMs. Our sales organization performs a variety of functions, including working directly with commercial enterprises and public-sector organizations worldwide to identify and meet their technology and digital transformation requirements; supporting system integrators, independent software vendors, and other partners who engage directly with our customers to perform sales, consulting, and fulfillment functions for our products and services; and managing OEM relationships.

Direct

Many organizations that license our products and services transact directly with us through Enterprise Agreements and Enterprise Services contracts, with sales support from system integrators, independent software vendors, web agencies, and partners that advise organizations on licensing our products and services ("Enterprise Agreement Software Advisors" or "ESA"). Microsoft offers direct sales programs targeted to reach small, medium, and corporate customers, in addition to those offered through the reseller channel. A large network of partner advisors support many of these sales.

We also sell commercial and consumer products and services directly to customers, such as cloud services, search, and gaming, through our digital marketplaces and online stores. Additionally, our Microsoft Experience Centers are designed to facilitate deeper engagement with our partners and customers across industries.

Distributors and Resellers

Organizations also license our products and services indirectly, primarily through licensing solution partners ("LSP"), distributors, value-added resellers ("VAR"), and retailers. Although each type of reselling partner may reach organizations of all sizes, LSPs are primarily engaged with large organizations, distributors resell primarily to VARs, and VARs typically reach small and medium organizations. ESAs are also typically authorized as LSPs and operate as resellers for our other volume licensing programs. Microsoft Cloud Solution Provider is our main partner program for reselling cloud services.

We distribute our retail packaged products primarily through independent non-exclusive distributors, authorized replicators, resellers, and retail outlets. Individual consumers obtain these products primarily through retail outlets. We distribute our devices through third-party retailers. We have a network of field sales representatives and field support personnel that solicit orders from distributors and resellers and provide product training and sales support.

Our Dynamics business solutions are also licensed to enterprises through a global network of channel partners providing vertical solutions and specialized services.

OEMs

We distribute our products and services through OEMs that pre-install our software on new devices and servers they sell. The largest component of the OEM business is the Windows operating system pre-installed on devices. OEMs also sell devices pre-installed with other Microsoft products and services, including applications such as Office and the capability to subscribe to Microsoft 365 Consumer.

There are two broad categories of OEMs. The largest category of OEMs are direct OEMs as our relationship with them is managed through a direct agreement between Microsoft and the OEM. We have distribution agreements covering one or more of our products with virtually all the multinational OEMs, including Dell, Hewlett-Packard, Lenovo, and with many regional and local OEMs. The second broad category of OEMs are system builders consisting of lower-volume PC manufacturers, which source Microsoft software for pre-installation and local redistribution primarily through the Microsoft distributor channel rather than through a direct agreement or relationship with Microsoft.

<u>LICENSING OPTIONS</u>

We offer options for organizations of varying sizes that want to purchase our cloud services and on-premises software. We license these organizations under volume licensing agreements to allow the customer to acquire multiple licenses of products and services instead of having to acquire separate licenses through retail channels. These volume licensing programs have varying programmatic requirements and benefits to best meet the needs of our customers.

Software Assurance ("SA") conveys rights to new software and upgrades for perpetual licenses released over the contract period. It also provides support, tools, training, and other licensing benefits to help customers deploy and use software efficiently. SA is required to be purchased with certain volume licensing agreements and is an optional purchase with others.

Volume Licensing Programs

Enterprise Agreement

Enterprise Agreements offer large organizations a manageable volume licensing program that gives them the flexibility to buy cloud services and software licenses under one agreement. Enterprise Agreements are designed for medium or large organizations that want to license Microsoft products and services organization-wide over a three-year period. Organizations can elect to purchase perpetual licenses (covered with SA) and/or subscribe to cloud services.

Microsoft Customer Agreement

Microsoft Customer Agreements are simplified purchase agreements presented, accepted, and stored through a digital experience. Microsoft Customer Agreements are non-expiring agreements that are designed to support all customers over time, whether purchasing through a partner or directly from Microsoft.

Microsoft Online Subscription Agreement

Microsoft Online Subscription Agreements are designed for small and medium organizations that want to subscribe to, activate, provision, and maintain cloud services seamlessly and directly via the web. These agreements allow customers to acquire monthly or annual subscriptions for cloud-based services.

Microsoft Products and Services Agreement

Microsoft Products and Services Agreements are designed for medium and large organizations that want to license cloud services and on-premises software as needed, with no organization-wide commitment, under a single, non-expiring agreement. Organizations purchase perpetual licenses or subscribe to licenses. SA is optional for customers that purchase perpetual licenses.

Open Value

Open Value agreements are a simple, cost-effective way to acquire the latest Microsoft technology. These agreements are designed for small and medium organizations that want to license cloud services and on-premises software over a three-year period. Under Open Value agreements, organizations can elect to purchase perpetual licenses or subscribe to licenses and SA is included.

Select Plus

A Select Plus agreement is designed for government and academic organizations to acquire on-premises licenses at any affiliate or department level, while realizing advantages as one organization. Organizations purchase perpetual licenses and SA is optional.

Partner Programs

The Microsoft Cloud Solution Provider Program offers customers an easy way to license the cloud services they need in combination with the value-added services offered by their systems integrator, managed services provider, or cloud reseller partner. Partners in this program can easily package their own products and services to directly provision, manage, and support their customer subscriptions.

The Microsoft Services Provider License Agreement allows hosting service providers and independent software vendors who want to license eligible Microsoft software products to provide hosted applications and software services to their end customers. Partners license software over a three-year period and are billed monthly based on units licensed.

The Independent Software Vendor Royalty Program enables partners to integrate Microsoft products into other applications and then license the unified business solution to their end users.

GOVERNMENT REGULATION

We are subject to a wide range of laws, regulations, and legal requirements in the U.S. and globally, including those that may apply to our products and online services offerings, and those that impose requirements related to user privacy, telecommunications, data storage and protection, advertising, and online content. These requirements are continually evolving, and they can be unclear and vary significantly across jurisdictions. We have implemented comprehensive compliance programs across our operations to adapt to these changes and to maintain customer and regulator confidence. We monitor regulatory developments around the world and implement policies, controls, and technical safeguards so that our operations, products, and services meet applicable legal standards. Our business teams, with legal support, manage the compliance programs and prepare external regulatory and commercial reporting, and our internal audit teams conduct reviews of the programs and processes. While we have a unified approach to regulatory compliance, some of the programs and processes are tailored to meet specific regulatory obligations, such as with the creation of independent compliance functions required by the European Union ("EU") Digital Markets Act and the EU Digital Services Act, which oversee, monitor, and assess the company's compliance with these acts.

For a description of the risks we face related to regulatory matters, refer to Risk Factors in our fiscal year 2025 Form 10K.

AVAILABLE INFORMATION

Our Internet address is www.microsoft.com. At our Investor Relations website, www.microsoft.com/investor, we make available free of charge a variety of information for investors. Our goal is to maintain the Investor Relations website as a portal through which investors can easily find or navigate to pertinent information about us, including:

- Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after we electronically file that material with or furnish it to the Securities and Exchange Commission ("SEC") at www.sec.gov.

- Information on our business strategies, financial results, and metrics for investors.

- Announcements of investor conferences, speeches, and events at which our executives talk about our product, service, and competitive strategies. Archives of these events are also available.

- Press releases on quarterly earnings, product and service announcements, legal developments, and international news.

- Corporate governance information including our articles of incorporation, bylaws, governance guidelines, committee charters, codes of conduct and ethics, global corporate social responsibility initiatives, and other governance-related policies.

- Other news and announcements that we may post from time to time that investors might find useful or interesting.

- Opportunities to sign up for email alerts to have information pushed in real time.

We publish a variety of reports and resources related to our Corporate Social Responsibility programs and progress on our Reports Hub website, www.microsoft.com/corporate-responsibility/reports-hub, including reports on responsible AI, sustainability, responsible sourcing, accessibility, digital trust, and public policy engagement.

The information found on these websites is not part of, or incorporated by reference into, this or any other report we file with, or furnish to, the SEC. In addition to these channels, we use social media to communicate to the public. It is possible that the information we post on social media could be deemed to be material to investors. We encourage investors, the media, and others interested in Microsoft to review the information we post on the social media channels listed on our Investor Relations website.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to help the reader understand the results of operations and financial condition of Microsoft Corporation. MD&A is provided as a supplement to, and should be read in conjunction with, our consolidated financial statements and the accompanying Notes to Financial Statements. This section generally discusses the results of our operations for the year ended June 30, 2025 compared to the year ended June 30, 2024. For a discussion of the year ended June 30, 2024 compared to the year ended June 30, 2023, please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended June 30, 2024 and our Form 8-K filed on December 3, 2024.

OVERVIEW

Microsoft is a technology company committed to making digital technology and artificial intelligence ("AI") available broadly and doing so responsibly, with a mission to empower every person and every organization on the planet to achieve more. We create platforms and tools, powered by AI, that deliver innovative solutions that meet the evolving needs of our customers.

We generate revenue by offering a wide range of cloud-based solutions, content, and other services to people and businesses; licensing and supporting an array of software products; delivering relevant online advertising to a global audience; and designing and selling devices. Our most significant expenses are related to compensating employees; supporting and investing in our cloud-based services, including datacenter operations; designing, manufacturing, marketing, and selling our other products and services; and income taxes.

Highlights from fiscal year 2025 compared with fiscal year 2024 included:

- Microsoft Cloud revenue increased 23% to $168.9 billion.
- Microsoft 365 Commercial products and cloud services revenue increased 14% driven by Microsoft 365 Commercial cloud revenue growth of 15%.
- Microsoft 365 Consumer products and cloud services revenue increased 11% driven by Microsoft 365 Consumer cloud revenue growth of 11%.
- LinkedIn revenue increased 9%.
- Dynamics products and cloud services revenue increased 15% driven by Dynamics 365 revenue growth of 19%.
- Server products and cloud services revenue increased 23% driven by Azure and other cloud services revenue growth of 34%.
- Windows OEM and Devices revenue increased 3%.
- Xbox content and services revenue increased 16%.
- Search and news advertising revenue excluding traffic acquisition costs increased 20%.

Industry Trends and Opportunities

Our industry is dynamic and highly competitive, with frequent changes in both technologies and business models. Each industry shift is an opportunity to conceive new products, new technologies, or new ideas that can further transform the industry and our business. At Microsoft, we push the boundaries of what is possible through a broad range of research and development activities that seek to identify and address the changing demands of customers and users, industry trends, and competitive forces.

Microsoft and OpenAI maintain a long-term strategic partnership originally established in 2019. Microsoft is a major investor in OpenAI, and the companies have reciprocal revenue-sharing arrangements. We hold rights to OpenAI's intellectual property, including models and infrastructure, for integration into our products. The OpenAI API is exclusive to Azure, runs on Azure, and is available through the Azure OpenAI Service. We also have a right of first refusal on OpenAI's new capacity needs.

Economic Conditions, Challenges, and Risks

The markets for software, devices, and cloud-based services are dynamic and highly competitive. Our competitors are developing new software and devices, while also deploying competing cloud-based services for consumers and businesses. The devices and form factors customers prefer evolve rapidly, influencing how users access services in the cloud and, in some cases, the user's choice of which suite of cloud-based services to use. Aggregate demand for our software, services, and devices is also correlated to global macroeconomic and geopolitical factors, which remain dynamic. We must continue to evolve and adapt over an extended time in pace with this changing environment.

The investments we are making in cloud and AI infrastructure and devices will continue to increase our operating costs and may decrease our operating margins. We continue to identify and evaluate opportunities to expand our datacenter locations and increase our server capacity to meet the evolving needs of our customers, particularly given the growing demand for AI services. Our datacenters depend on the availability of permitted and buildable land, predictable energy, networking supplies, and servers, including graphics processing units ("GPUs") and other components. Our devices are primarily manufactured by third-party contract manufacturers. For the majority of our products, we have the ability to use other manufacturers if a current vendor becomes unavailable or unable to meet our requirements. However, some of our products contain certain components for which there are very few qualified suppliers. Extended disruptions at these suppliers could impact our ability to manufacture devices on time to meet consumer demand.

Our success is highly dependent on our ability to attract and retain qualified employees. We hire a mix of university and industry talent worldwide. We compete for talented individuals globally by offering an exceptional working environment, broad customer reach, scale in resources, the ability to grow one's career across many different products and businesses, and competitive compensation and benefits.

Our international operations provide a significant portion of our total revenue and expenses. Many of these revenue and expenses are denominated in currencies other than the U.S. dollar. As a result, changes in foreign exchange rates may significantly affect revenue and expenses. Fluctuations in the U.S. dollar relative to certain foreign currencies did not have a material impact on reported revenue and expenses from our international operations in fiscal year 2025.

Further, global, regional, and local economic developments and changes in global trade policies such as restrictions on international trade, including tariffs and other controls on imports or exports, could result in increased supply chain challenges, cost volatility, and consumer and economic uncertainty which may adversely affect our results of operations.

Refer to Risk Factors in our fiscal year 2025 Form 10-K for a discussion of these factors and other risks.

Seasonality

Our revenue fluctuates quarterly and is generally higher in the fourth quarter of our fiscal year. Fourth quarter revenue is driven by a higher volume of multi-year contracts executed during the period.

Reportable Segments

We report our financial performance based on the following segments: Productivity and Business Processes, Intelligent Cloud, and More Personal Computing. The segment amounts included in MD&A are presented on a basis consistent with our internal management reporting.

In August 2024, we announced changes to the composition of our segments. These changes align our segments with how we currently manage our business, most notably bringing the commercial components of Microsoft 365 together in the Productivity and Business Processes segment. Beginning in fiscal year 2025, the information that our chief operating decision maker is regularly provided and reviews for purposes of allocating resources and assessing performance reflects these segment changes. Prior period segment information has been recast to conform to the way we internally manage and monitor our business during fiscal year 2025.

Additional information on our reportable segments is contained in Note 18 – Segment Information and Geographic Data of the Notes to Financial Statements.

Metrics

We use metrics in assessing the performance of our business and to make informed decisions regarding the allocation of resources. We disclose metrics to enable investors to evaluate progress against our ambitions, provide transparency into performance trends, and reflect the continued evolution of our products and services. Our commercial and other business metrics are fundamentally connected based on how customers use our products and services. The metrics are disclosed in the MD&A or the Notes to Financial Statements. Financial metrics are calculated based on financial results prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), and growth comparisons relate to the corresponding period of last fiscal year.

In the first quarter of fiscal year 2025, we made updates to our metrics in connection with the segment changes described above. These changes align our metrics with how we manage and monitor certain businesses. The key change was bringing the commercial components of Microsoft 365 together and creating a new Microsoft 365 Commercial cloud revenue growth metric. Other changes include combining Windows OEM and Devices into a single revenue growth metric that brings revenue from PC market-driven businesses together, as well as elevating our cloud revenue growth metrics to align to our strategic focus on cloud growth.

Commercial

Our commercial business primarily consists of Server products and cloud services, Microsoft 365 Commercial products and cloud services, the commercial portion of LinkedIn, Dynamics products and cloud services, and Enterprise and partner services. Our commercial metrics allow management and investors to assess the overall health of our commercial business and include leading indicators of future performance.

Commercial remaining performance obligation	Commercial portion of revenue allocated to remaining performance obligations, which includes unearned revenue and amounts that will be invoiced and recognized as revenue in future periods
Microsoft Cloud revenue and revenue growth	Revenue from Microsoft 365 Commercial cloud, Azure and other cloud services, the commercial portion of LinkedIn, and Dynamics 365
Microsoft Cloud gross margin percentage	Gross margin percentage for our Microsoft Cloud business

Productivity and Business Processes and Intelligent Cloud

Metrics related to our Productivity and Business Processes and Intelligent Cloud segments assess the health of our core businesses within these segments. The metrics primarily reflect growth across our cloud services.

Microsoft 365 Commercial cloud revenue growth	Revenue from Microsoft 365 Commercial subscriptions, comprising Microsoft 365 Commercial, Enterprise Mobility + Security, the cloud portion of Windows Commercial, the per-user portion of Power BI, Exchange, SharePoint, Microsoft Teams, Microsoft 365 Security and Compliance, and Microsoft 365 Copilot

Microsoft 365 Commercial seat growth	The number of Microsoft 365 Commercial seats at end of period where seats are paid users covered by a Microsoft 365 Commercial subscription
Microsoft 365 Consumer cloud revenue growth	Revenue from Microsoft 365 Consumer subscriptions and other consumer services
Microsoft 365 Consumer subscribers	The number of Microsoft 365 Consumer subscribers at end of period
LinkedIn revenue growth	Revenue from LinkedIn, including Talent Solutions, Marketing Solutions, Premium Subscriptions, and Sales Solutions
Dynamics 365 revenue growth	Revenue from Dynamics 365, including a set of intelligent, cloud-based applications across ERP, CRM, Power Apps, and Power Automate
Azure and other cloud services revenue growth	Revenue from Azure and other cloud services, including cloud and AI consumption-based services, GitHub cloud services, Nuance Healthcare cloud services, virtual desktop offerings, and other cloud services

More Personal Computing

Metrics related to our More Personal Computing segment assess the performance of our key consumer businesses.

Windows OEM and Devices revenue growth	Revenue from sales of Windows Pro and non-Pro licenses sold through the OEM channel and sales of first-party Devices, including Surface and PC accessories
Xbox content and services revenue growth	Revenue from Xbox content and services, comprising first- and third-party content (including games and in-game content), Xbox Game Pass and other subscriptions, Xbox Cloud Gaming, advertising, and other cloud services
Search and news advertising revenue (ex TAC) growth	Revenue from search and news advertising excluding traffic acquisition costs ("TAC") paid to Bing Ads network publishers and news partners

SUMMARY RESULTS OF OPERATIONS

(In millions, except percentages and per share amounts)	2025	2024	Percentage Change
Revenue	$ 281,724	$ 245,122	15%
Gross margin	193,893	171,008	13%
Operating income	128,528	109,433	17%
Net income	101,832	88,136	16%
Diluted earnings per share	13.64	11.80	16%

Fiscal Year 2025 Compared with Fiscal Year 2024

Revenue increased $36.6 billion or 15% with growth across each of our segments. Intelligent Cloud revenue increased driven by Azure. Productivity and Business Processes revenue increased driven by Microsoft 365 Commercial cloud. More Personal Computing revenue increased driven by Gaming and Search and news advertising.

Cost of revenue increased $13.7 billion or 19% driven by growth in Microsoft Cloud.

Gross margin increased $22.9 billion or 13% with growth across each of our segments.

- Gross margin percentage decreased slightly driven by Intelligent Cloud, offset in part by More Personal Computing.
- Microsoft Cloud gross margin percentage decreased to 69% driven by the impact of scaling our AI infrastructure, offset in part by efficiency gains in Azure.

Operating expenses increased $3.8 billion or 6% driven by investments in cloud and AI engineering and Gaming, including the impact of the Activision Blizzard acquisition.

Operating income increased $19.1 billion or 17% with growth across each of our segments.

SEGMENT RESULTS OF OPERATIONS

(In millions, except percentages)	2025	2024	Percentage Change
Productivity and Business Processes			
Revenue	**$ 120,810**	$ 106,820	13%
Cost of revenue	**22,422**	19,611	14%
Operating expenses	**28,615**	27,548	4%
Operating Income	**$ 69,773**	$ 59,661	17%
Intelligent Cloud			
Revenue	**$ 106,265**	$ 87,464	21%
Cost of revenue	**40,171**	29,611	36%
Operating expenses	**21,505**	20,040	7%
Operating Income	**$ 44,589**	$ 37,813	18%
More Personal Computing			
Revenue	**$ 54,649**	$ 50,838	7%
Cost of revenue	**25,238**	24,892	1%
Operating expenses	**15,245**	13,987	9%
Operating Income	**$ 14,166**	$ 11,959	18%
Total			
Revenue	**$ 281,724**	$ 245,122	15%
Cost of revenue	**87,831**	74,114	19%
Operating expenses	**65,365**	61,575	6%
Operating Income	**$ 128,528**	$ 109,433	17%

Reportable Segments

Fiscal Year 2025 Compared with Fiscal Year 2024

Productivity and Business Processes

Revenue increased $14.0 billion or 13%.

- Microsoft 365 Commercial products and cloud services revenue increased $10.8 billion or 14%. Microsoft 365 Commercial cloud revenue grew 15% with Microsoft 365 Commercial seat growth of 6% driven by small and medium businesses and frontline worker offerings, as well as growth in revenue per user. Microsoft 365 Commercial products revenue grew 7% driven by the Windows Commercial on-premises components of Microsoft 365 suite sales and an increase in Office transactional purchasing with the launch of Office 2024.

- Microsoft 365 Consumer products and cloud services revenue increased $756 million or 11%. Microsoft 365 Consumer cloud revenue grew 11% driven by Microsoft 365 Consumer subscriber growth of 8% to 89.0 million, as well as growth in revenue per user from the price increase announced in January 2025.

- LinkedIn revenue increased $1.4 billion or 9% with growth across all lines of business.

- Dynamics products and cloud services revenue increased $996 million or 15% driven by growth in Dynamics 365, offset in part by a decline in Dynamics on-premises products. Dynamics 365 revenue grew 19% with growth across all workloads.

Operating income increased $10.1 billion or 17%.

- Cost of revenue increased $2.8 billion or 14% driven by growth in Microsoft 365 Commercial cloud.

- Gross margin increased $11.2 billion or 13% driven by growth in Microsoft 365 Commercial cloud. Gross margin percentage decreased slightly primarily driven by the impact of scaling our AI infrastructure, offset in part by efficiency gains in Microsoft 365 Commercial cloud.

- Operating expenses increased $1.1 billion or 4% driven by investments in cloud and AI engineering and commercial sales.

Intelligent Cloud

Revenue increased $18.8 billion or 21%.

- Server products and cloud services revenue increased $18.6 billion or 23% driven by Azure and other cloud services. Azure and other cloud services revenue grew 34% driven by demand for our portfolio of services. Server products revenue decreased 3% driven by a decrease in transactional purchasing with continued customer shift to cloud offerings.

- Enterprise and partner services revenue increased $166 million or 2% driven by growth in Enterprise Support Services, offset in part by a decline in Industry Solutions.

Operating income increased $6.8 billion or 18%.

- Cost of revenue increased $10.6 billion or 36% driven by growth in Azure.

- Gross margin increased $8.2 billion or 14% driven by growth in Azure. Gross margin percentage decreased driven by the impact of scaling our AI infrastructure, offset in part by efficiency gains in Azure.

- Operating expenses increased $1.5 billion or 7% driven by investments in cloud and AI engineering.

More Personal Computing

Revenue increased $3.8 billion or 7%.

- Windows and Devices revenue increased $288 million or 2%. Windows OEM and Devices revenue increased 3% driven by growth in Windows OEM, offset in part by a decline in Devices.

- Gaming revenue increased $2.0 billion or 9% driven by growth in Xbox content and services, offset in part by a decline in Xbox hardware. Xbox content and services revenue increased 16% driven by the impact of the Activision Blizzard acquisition and Xbox Game Pass. Xbox hardware revenue decreased 25% driven by lower volume of consoles sold.

- Search and news advertising revenue increased $1.6 billion or 13%. Search and news advertising revenue excluding traffic acquisition costs increased 20% driven by higher search volume and higher revenue per search.

Operating income increased $2.2 billion or 18%.

- Cost of revenue increased $346 million or 1% driven by growth in Search and news advertising.

- Gross margin increased $3.5 billion or 13% with growth across all businesses. Gross margin percentage increased with improvement across all businesses.

- Operating expenses increased $1.3 billion or 9% driven by Gaming, including the impact of the Activision Blizzard acquisition.

OPERATING EXPENSES

Research and Development

(In millions, except percentages)	2025	2024	Percentage Change
Research and development	$ 32,488	$ 29,510	10%
As a percent of revenue	12%	12%	0ppt

Research and development expenses include payroll, employee benefits, stock-based compensation expense, and other headcount-related expenses associated with product development. Research and development expenses also include technology development costs, including AI training and other infrastructure costs, third-party development and programming costs, and the amortization of purchased software code and services content.

Fiscal Year 2025 Compared with Fiscal Year 2024

Research and development expenses increased $3.0 billion or 10% driven by investments in cloud and AI engineering and Gaming, including the impact of the Activision Blizzard acquisition.

Sales and Marketing

(In millions, except percentages)	2025	2024	Percentage Change
Sales and marketing	$ 25,654	$ 24,456	5%
As a percent of revenue	9%	10%	(1)ppt

Sales and marketing expenses include payroll, employee benefits, stock-based compensation expense, and other headcount-related expenses associated with sales and marketing personnel, and the costs of advertising, promotions, trade shows, seminars, and other programs.

Fiscal Year 2025 Compared with Fiscal Year 2024

Sales and marketing expenses increased $1.2 billion or 5% driven by investments in commercial sales and Gaming, including the impact of the Activision Blizzard acquisition.

General and Administrative

(In millions, except percentages)	2025	2024	Percentage Change
General and administrative	$ 7,223	$ 7,609	(5)%
As a percent of revenue	3%	3%	0ppt

General and administrative expenses include payroll, employee benefits, stock-based compensation expense, employee severance expense incurred as part of a corporate program, and other headcount-related expenses associated with finance, legal, facilities, certain human resources and other administrative personnel, certain taxes, and legal and other administrative fees.

Fiscal Year 2025 Compared with Fiscal Year 2024

General and administrative expenses decreased $386 million or 5% driven by Gaming, including the impact of the Activision Blizzard acquisition.

OTHER INCOME (EXPENSE), NET

The components of other income (expense), net were as follows:

(In millions)

Year Ended June 30,	2025	2024
Interest and dividends income	$ 2,647	$ 3,157
Interest expense	(2,385)	(2,935)
Net recognized losses on investments	(349)	(118)
Net losses on derivatives	(260)	(187)
Net gains (losses) on foreign currency remeasurements	171	(244)
Other, net	(4,725)	(1,319)
Total	$ (4,901)	$ (1,646)

We use derivative instruments to manage risks related to foreign currencies, interest rates, equity prices, and credit; to enhance investment returns; and to facilitate portfolio diversification. Gains and losses from changes in fair values of derivatives that are not designated as hedging instruments are primarily recognized in other income (expense), net.

Fiscal Year 2025 Compared with Fiscal Year 2024

Interest and dividends income decreased primarily due to lower portfolio balances. Interest expense decreased primarily due to maturities of commercial paper and higher capitalization of debt interest expense, offset in part by higher finance lease interest expense. Net recognized losses on investments increased primarily due to higher impairments, offset in part by higher gains on equity investments in the current period. Net losses on derivatives increased primarily due to higher losses on equity derivatives in the current period. Other, net primarily reflects net recognized losses on equity method investments, including OpenAI.

INCOME TAXES

Effective Tax Rate

Our effective tax rate for both fiscal years 2025 and 2024 was 18%. Our effective tax rate for the fiscal year ended June 30, 2025 was primarily impacted by changes in the mix of our earnings and tax expenses between the U.S. and foreign countries.

Our effective tax rate was lower than the U.S. federal statutory rate, primarily due to earnings taxed at lower rates in foreign jurisdictions resulting from producing and distributing our products and services through our foreign regional operations center in Ireland.

The mix of income before income taxes between the U.S. and foreign countries impacted our effective tax rate as a result of the geographic distribution of, and customer demand for, our products and services. In fiscal year 2025, our U.S. income before income taxes was $69.2 billion and our foreign income before income taxes was $54.4 billion. In fiscal year 2024, our U.S. income before income taxes was $62.9 billion and our foreign income before income taxes was $44.9 billion.

The Organisation for Economic Co-operation and Development ("OECD") published its model rules "Tax Challenges Arising From the Digitalisation of the Economy – Global Anti-Base Erosion Model Rules (Pillar Two)" which established a global minimum corporate tax rate of 15% for certain multinational enterprises. Many countries have implemented or are in the process of implementing the Pillar Two legislation, which applies to Microsoft beginning in fiscal year 2025. While we do not currently estimate a material impact to our consolidated financial statements, we continue to monitor the impact as countries implement legislation and the OECD provides additional guidance.

We are currently assessing the One Big Beautiful Bill Act ("OBBBA") which was enacted on July 4, 2025. The OBBBA provides a U.S. global intangible low-taxed income effective tax rate of 14% effective fiscal year 2027 for Microsoft. It also provides bonus depreciation for certain assets placed into service after January 19, 2025 and an election to expense U.S. incurred research or experimental expenditures.

Uncertain Tax Positions

We remain under audit by the IRS for tax years 2014 to 2017. With respect to the audit for tax years 2004 to 2013, on September 26, 2023, we received Notices of Proposed Adjustment ("NOPAs") from the IRS. The primary issues in the NOPAs relate to intercompany transfer pricing. In the NOPAs, the IRS is seeking an additional tax payment of $28.9 billion plus penalties and interest. As of June 30, 2025, we believe our allowances for income tax contingencies are adequate. We disagree with the proposed adjustments and will vigorously contest the NOPAs through the IRS's administrative appeals office and, if necessary, judicial proceedings. We do not expect a final resolution of these issues in the next 12 months. Based on the information currently available, we do not anticipate a significant increase or decrease to our income tax contingencies for these issues within the next 12 months.

We are subject to income tax in many jurisdictions outside the U.S., some of which are currently under audit by local tax authorities. The resolution of these audits is not expected to be material to our consolidated financial statements. Our operations in Ireland remain subject to examination for tax years 2020 and thereafter.

LIQUIDITY AND CAPITAL RESOURCES

We expect existing cash, cash equivalents, short-term investments, cash flows from operations, and access to capital markets to continue to be sufficient to fund our operating activities and cash commitments for investing and financing activities, such as dividends, share repurchases, debt maturities, material capital expenditures, and the transition tax related to the Tax Cuts and Jobs Act ("TCJA"), for at least the next 12 months and thereafter for the foreseeable future.

Cash, Cash Equivalents, and Investments

Cash, cash equivalents, and short-term investments totaled $94.6 billion and $75.5 billion as of June 30, 2025 and 2024, respectively. Equity and other investments were $15.4 billion and $14.6 billion as of June 30, 2025 and 2024, respectively. Our short-term investments are primarily intended to facilitate liquidity and capital preservation. They consist predominantly of highly liquid investment-grade fixed-income securities, diversified among industries and individual issuers. The investments are predominantly U.S. dollar-denominated securities, but also include foreign currency-denominated securities to diversify risk. Our fixed-income investments are exposed to interest rate risk and credit risk. The credit risk and average maturity of our fixed-income portfolio are managed to achieve economic returns that correlate to certain fixed-income indices. The settlement risk related to these investments is insignificant given that the short-term investments held are primarily highly liquid investment-grade fixed-income securities.

Valuation

In general, and where applicable, we use quoted prices in active markets for identical assets or liabilities to determine the fair value of our financial instruments. This pricing methodology applies to our Level 1 investments, such as U.S. government securities, common and preferred stock, and mutual funds. If quoted prices in active markets for identical assets or liabilities are not available to determine fair value, then we use quoted prices for similar assets and liabilities or inputs other than the quoted prices that are observable either directly or indirectly. This pricing methodology applies to our Level 2 investments, such as commercial paper, certificates of deposit, U.S. agency securities, foreign government bonds, mortgage- and asset-backed securities, corporate notes and bonds, and municipal securities. Level 3 investments are valued using internally-developed models with unobservable inputs. Assets and liabilities measured at fair value on a recurring basis using unobservable inputs are an immaterial portion of our portfolio.

A majority of our investments are priced by pricing vendors and are generally Level 1 or Level 2 investments as these vendors either provide a quoted market price in an active market or use observable inputs for their pricing without applying significant adjustments. Broker pricing is used mainly when a quoted price is not available, the investment is not priced by our pricing vendors, or when a broker price is more reflective of fair values in the market in which the investment trades. Our broker-priced investments are generally classified as Level 2 investments because the broker prices these investments based on similar assets without applying significant adjustments. In addition, all our broker-priced investments have a sufficient level of trading volume to demonstrate that the fair values used are appropriate for these investments. Our fair value processes include controls that are designed to ensure appropriate fair values are recorded. These controls include model validation, review of key model inputs, analysis of period-over-period fluctuations, and independent recalculation of prices where appropriate.

Cash Flows

Cash from operations increased $17.6 billion to $136.2 billion for fiscal year 2025, primarily due to an increase in cash received from customers, offset in part by an increase in cash paid to suppliers and employees and cash used to pay income taxes. Cash used in financing increased $13.9 billion to $51.7 billion for fiscal year 2025, primarily due to a $9.5 billion increase in cash used for repayments of debt, net of proceeds. Cash used in investing decreased $24.4 billion to $72.6 billion for fiscal year 2025, primarily due to a $63.2 billion decrease in cash used for acquisitions of companies, net of cash acquired and divestitures, and purchases of intangible and other assets, offset in part by a $22.3 billion increase in cash used in net investment purchases, sales, and maturities, and a $20.1 billion increase in additions to property and equipment.

Debt Proceeds

We issue debt to take advantage of favorable pricing and liquidity in the debt markets, reflecting our credit rating. The proceeds of these issuances were or will be used for general corporate purposes, which may include, among other things, funding for working capital, capital expenditures, repurchases of capital stock, acquisitions, and repayment of existing debt. Refer to Note 10 – Debt of the Notes to Financial Statements.

Unearned Revenue

Unearned revenue comprises mainly unearned revenue related to volume licensing programs, which may include cloud services and Software Assurance ("SA"). Unearned revenue is generally invoiced annually at the beginning of each contract period for multi-year agreements and recognized ratably over the coverage period. Unearned revenue also includes payments for other offerings for which we have been paid in advance and earn the revenue when we transfer control of the product or service. Refer to Note 1 – Accounting Policies of the Notes to Financial Statements.

The following table outlines the expected future recognition of unearned revenue as of June 30, 2025:

(In millions)	
Three Months Ending	
September 30, 2025	$ **25,191**
December 31, 2025	**19,733**
March 31, 2026	**13,742**
June 30, 2026	**5,889**
Thereafter	**2,710**
Total	$ **67,265**

If our customers choose to license cloud-based versions of our products and services rather than licensing transaction-based products and services, the associated revenue will shift from being recognized at the time of the transaction to being recognized over the subscription period or upon consumption, as applicable. Refer to Note 12 – Unearned Revenue of the Notes to Financial Statements.

Material Cash Requirements and Other Obligations

Contractual Obligations

The following table summarizes the payments due by fiscal year for our outstanding contractual obligations as of June 30, 2025:

(In millions)	2026	Thereafter	Total
Long-term debt: [a]			
Principal payments	$ 3,000	$ 46,206	$ 49,206
Interest payments	1,509	25,527	27,036
Construction commitments [b]	26,859	5,290	32,149
Operating and finance leases, including imputed interest [c]	12,798	165,903	178,701
Purchase commitments [d]	103,940	6,013	109,953
Total	$ 148,106	$ 248,939	$ 397,045

(a) Refer to Note 10 – Debt of the Notes to Financial Statements.
(b) *Refer to Note 6 – Property and Equipment of the Notes to Financial Statements.*
(c) *Refer to Note 13 – Leases of the Notes to Financial Statements.*
(d) *Purchase commitments primarily relate to datacenters and include open purchase orders and take-or-pay contracts that are not presented as construction commitments above.*

Income Taxes

As a result of the TCJA, we are required to pay a one-time transition tax on deferred foreign income not previously subject to U.S. income tax. Under the TCJA, the transition tax is payable in interest-free installments over eight years, with 8% due in each of the first five years, 15% in year six, 20% in year seven, and 25% in year eight. As of June 30, 2025, our eighth transition tax installment of $4.4 billion is short-term and payable in the first quarter of fiscal year 2026.

Share Repurchases

During fiscal years 2025 and 2024, we repurchased 31 million shares and 32 million shares of our common stock for $13.0 billion and $12.0 billion, respectively, through our share repurchase program. All repurchases were made using cash resources. As of June 30, 2025, $57.3 billion remained of our $60 billion share repurchase program. Refer to Note 15 – Stockholders' Equity of the Notes to Financial Statements.

Dividends

During fiscal years 2025 and 2024, our Board of Directors declared dividends totaling $24.7 billion and $22.3 billion, respectively. We intend to continue returning capital to shareholders in the form of dividends, subject to declaration by our Board of Directors. Refer to Note 15 – Stockholders' Equity of the Notes to Financial Statements.

Other Planned Uses of Capital

We will continue to invest in sales, marketing, product support infrastructure, and existing and advanced areas of technology, as well as acquisitions that align with our business strategy. Additions to property and equipment will continue, including new facilities, datacenters, and computer systems for research and development, sales and marketing, support, and administrative staff. We will continue to invest in capital expenditures to support growth in our cloud offerings and our investments in AI infrastructure and training. We have operating and finance leases for datacenters, corporate offices, research and development facilities, Microsoft Experience Centers, and certain equipment. We have not engaged in any related party transactions or arrangements with unconsolidated entities or other persons that are reasonably likely to materially affect liquidity or the availability of capital resources.

RECENT ACCOUNTING GUIDANCE

Refer to Note 1 – Accounting Policies of the Notes to Financial Statements.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements and accompanying notes are prepared in accordance with GAAP. Preparing consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Critical accounting estimates are those estimates that involve a significant level of estimation uncertainty and could have a material impact on our financial condition or results of operations. We have critical accounting estimates in the areas of revenue recognition, impairment of investment securities, goodwill, research and development costs, legal and other contingencies, and income taxes.

Revenue Recognition

Our contracts with customers often include promises to transfer multiple products and services to a customer. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. When a cloud-based service includes both on-premises software licenses and cloud services, judgment is required to determine whether the software license is considered distinct and accounted for separately, or not distinct and accounted for together with the cloud service and recognized over time. Certain cloud services, primarily Office 365, depend on a significant level of integration, interdependency, and interrelation between the desktop applications and cloud services, and are accounted for together as one performance obligation. Revenue from Office 365 is recognized ratably over the period in which the cloud services are provided.

Judgment is required to determine the standalone selling price ("SSP") for each distinct performance obligation. We use a single amount to estimate SSP for items that are not sold separately, including on-premises licenses sold with SA or software updates provided at no additional charge. We use a range of amounts to estimate SSP when we sell each of the products and services separately and need to determine whether there is a discount to be allocated based on the relative SSP of the various products and services.

In instances where SSP is not directly observable, such as when we do not sell the product or service separately, we determine the SSP using information that may include market conditions and other observable inputs. We typically have more than one SSP for individual products and services due to the stratification of those products and services by customers and circumstances. In these instances, we may use information such as the size of the customer and geographic region in determining the SSP.

Due to the various benefits from and the nature of our SA program, judgment is required to assess the pattern of delivery, including the exercise pattern of certain benefits across our portfolio of customers.

Our products are generally sold with a right of return, we may provide other credits or incentives, and in certain instances we estimate customer usage of our products and services, which are accounted for as variable consideration when determining the amount of revenue to recognize. Returns and credits are estimated at contract inception and updated at the end of each reporting period if additional information becomes available. Changes to our estimated variable consideration were not material for the periods presented.

Impairment of Investment Securities

We review debt investments quarterly for credit losses and impairment. If the cost of an investment exceeds its fair value, we evaluate, among other factors, general market conditions, credit quality of debt instrument issuers, and the extent to which the fair value is less than cost. This determination requires significant judgment. In making this judgment, we employ a systematic methodology that considers available quantitative and qualitative evidence in evaluating potential impairment of our investments. In addition, we consider specific adverse conditions related to the financial health of, and business outlook for, the investee. If we have plans to sell the security or it is more likely than not that we will be required to sell the security before recovery, then a decline in fair value below cost is recorded as an impairment charge in other income (expense), net and a new cost basis in the investment is established. If market, industry, and/or investee conditions deteriorate, we may incur future impairments.

Equity investments without readily determinable fair values are written down to fair value if a qualitative assessment indicates that the investment is impaired and the fair value of the investment is less than carrying value. We perform a qualitative assessment on a periodic basis. We are required to estimate the fair value of the investment to determine the amount of the impairment loss. Once an investment is determined to be impaired, an impairment charge is recorded in other income (expense), net.

Goodwill

We allocate goodwill to reporting units based on the reporting unit expected to benefit from the business combination. We evaluate our reporting units on an annual basis and, if necessary, reassign goodwill using a relative fair value allocation approach. Goodwill is tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis (May 1) and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The fair value of each reporting unit is estimated primarily through the use of a discounted cash flow methodology. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, estimation of the useful life over which cash flows will occur, and determination of our weighted average cost of capital.

The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results, market conditions, and other factors. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for each reporting unit.

Research and Development Costs

Costs incurred internally in researching and developing a software product to be marketed or sold to external users are charged to expense until technological feasibility has been established for the product. Once technological feasibility is established, software costs are capitalized until the product is available for general release to customers. Judgment is required in determining when technological feasibility of a product is established. We have determined that technological feasibility for our software products is reached after all high-risk development issues have been resolved through coding and testing. Generally, this occurs shortly before the products are released to production. The amortization of these costs is included in cost of revenue over the estimated life of the products.

Legal and Other Contingencies

The outcomes of legal proceedings and claims brought against us are subject to significant uncertainty. An estimated loss from a loss contingency such as a legal proceeding or claim is accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. In determining whether a loss should be accrued we evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact our consolidated financial statements.

Income Taxes

The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year, and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Accounting literature also provides guidance on derecognition of income tax assets and liabilities, classification of deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Judgment is required in assessing the future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our consolidated financial statements.

STATEMENT OF MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management is responsible for the preparation of the consolidated financial statements and related information that are presented in this report. The consolidated financial statements, which include amounts based on management's estimates and judgments, have been prepared in conformity with accounting principles generally accepted in the United States of America.

The Company designs and maintains accounting and internal control systems to provide reasonable assurance at reasonable cost that assets are safeguarded against loss from unauthorized use or disposition, and that the financial records are reliable for preparing consolidated financial statements and maintaining accountability for assets. These systems are augmented by written policies, an organizational structure providing division of responsibilities, careful selection and training of qualified personnel, and a program of internal audits.

The Company engaged Deloitte & Touche LLP, an independent registered public accounting firm, to audit and render an opinion on the consolidated financial statements and internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).

The Board of Directors, through its Audit Committee, consisting solely of independent directors of the Company, meets periodically with management, internal auditors, and our independent registered public accounting firm to ensure that each is meeting its responsibilities and to discuss matters concerning internal controls and financial reporting. Deloitte & Touche LLP and the internal auditors each have full and free access to the Audit Committee.

Satya Nadella
Chief Executive Officer

Amy E. Hood
Executive Vice President and Chief Financial Officer

Alice L. Jolla
Corporate Vice President and Chief Accounting Officer

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

<u>RISKS</u>

We are exposed to economic risk from foreign exchange rates, interest rates, credit risk, and equity prices. We use derivatives instruments to manage these risks, however, they may still impact our consolidated financial statements.

Foreign Currencies

Certain forecasted transactions, assets, and liabilities are exposed to foreign currency risk. We monitor our foreign currency exposures daily to maximize the economic effectiveness of our foreign currency positions, including hedges. Principal currency exposures include the Euro, Japanese yen, British pound, Canadian dollar, and Australian dollar.

Interest Rate

Securities held in our fixed-income portfolio are subject to different interest rate risks based on their maturities. We manage the average maturity of the fixed-income portfolio to achieve economic returns that correlate to certain global fixed-income indices.

Credit

Our fixed-income portfolio is diversified and consists primarily of investment-grade securities. We manage credit exposures relative to broad-based indices to facilitate portfolio diversification.

Equity

Securities held in our equity investments portfolio are subject to price risk.

<u>SENSITIVITY ANALYSIS</u>

The following table sets forth the potential loss in future earnings or fair values, including associated derivatives, resulting from hypothetical changes in relevant market rates or prices:

(In millions)

Risk Categories	Hypothetical Change		June 30, 2025	Impact
Foreign currency – Revenue	10% decrease in foreign exchange rates	$	(11,596)	Earnings
Foreign currency – Investments	10% decrease in foreign exchange rates		(17)	Fair Value
Interest rate	100 basis point increase in U.S. treasury interest rates		(1,415)	Fair Value
Credit	100 basis point increase in credit spreads		(436)	Fair Value
Equity	10% decrease in equity market prices		(1,213)	Earnings

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INCOME STATEMENTS

(In millions, except per share amounts)

Year Ended June 30,	2025	2024	2023
Revenue:			
Product	$ **63,946**	$ 64,773	$ 64,699
Service and other	**217,778**	180,349	147,216
Total revenue	**281,724**	245,122	211,915
Cost of revenue:			
Product	**13,501**	15,272	17,804
Service and other	**74,330**	58,842	48,059
Total cost of revenue	**87,831**	74,114	65,863
Gross margin	**193,893**	171,008	146,052
Research and development	**32,488**	29,510	27,195
Sales and marketing	**25,654**	24,456	22,759
General and administrative	**7,223**	7,609	7,575
Operating income	**128,528**	109,433	88,523
Other income (expense), net	**(4,901)**	(1,646)	788
Income before income taxes	**123,627**	107,787	89,311
Provision for income taxes	**21,795**	19,651	16,950
Net income	$ **101,832**	$ 88,136	$ 72,361
Earnings per share:			
Basic	$ **13.70**	$ 11.86	$ 9.72
Diluted	$ **13.64**	$ 11.80	$ 9.68
Weighted average shares outstanding:			
Basic	**7,433**	7,431	7,446
Diluted	**7,465**	7,469	7,472

Refer to accompanying notes.

COMPREHENSIVE INCOME STATEMENTS

(In millions)

Year Ended June 30,	2025	2024	2023
Net income	$ 101,832	$ 88,136	$ 72,361
Other comprehensive income (loss), net of tax:			
Net change related to derivatives	(5)	24	(14)
Net change related to investments	1,574	957	(1,444)
Translation adjustments and other	674	(228)	(207)
Other comprehensive income (loss)	2,243	753	(1,665)
Comprehensive income	$ 104,075	$ 88,889	$ 70,696

Refer to accompanying notes.

BALANCE SHEETS

(In millions)

June 30,	2025	2024
Assets		
Current assets:		
Cash and cash equivalents	$ 30,242	$ 18,315
Short-term investments	64,323	57,228
Total cash, cash equivalents, and short-term investments	94,565	75,543
Accounts receivable, net of allowance for doubtful accounts of **$944** and $830	69,905	56,924
Inventories	938	1,246
Other current assets	25,723	26,021
Total current assets	191,131	159,734
Property and equipment, net of accumulated depreciation of **$93,653** and $76,421	204,966	135,591
Operating lease right-of-use assets	24,823	18,961
Equity and other investments	15,405	14,600
Goodwill	119,509	119,220
Intangible assets, net	22,604	27,597
Other long-term assets	40,565	36,460
Total assets	$ 619,003	$ 512,163
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 27,724	$ 21,996
Short-term debt	0	6,693
Current portion of long-term debt	2,999	2,249
Accrued compensation	13,709	12,564
Short-term income taxes	7,211	5,017
Short-term unearned revenue	64,555	57,582
Other current liabilities	25,020	19,185
Total current liabilities	141,218	125,286
Long-term debt	40,152	42,688
Long-term income taxes	25,986	27,931
Long-term unearned revenue	2,710	2,602
Deferred income taxes	2,835	2,618
Operating lease liabilities	17,437	15,497
Other long-term liabilities	45,186	27,064
Total liabilities	275,524	243,686
Commitments and contingencies		
Stockholders' equity:		
Common stock and paid-in capital – shares authorized 24,000; outstanding **7,434** and 7,434	109,095	100,923
Retained earnings	237,731	173,144
Accumulated other comprehensive loss	(3,347)	(5,590)
Total stockholders' equity	343,479	268,477
Total liabilities and stockholders' equity	$ 619,003	$ 512,163

Refer to accompanying notes.

CASH FLOWS STATEMENTS

(In millions)

Year Ended June 30,	2025	2024	2023
Operations			
Net income	$ 101,832	$ 88,136	$ 72,361
Adjustments to reconcile net income to net cash from operations:			
Depreciation, amortization, and other	34,153	22,287	13,861
Stock-based compensation expense	11,974	10,734	9,611
Net recognized losses on investments and derivatives	609	305	196
Deferred income taxes	(7,056)	(4,738)	(6,059)
Changes in operating assets and liabilities:			
Accounts receivable	(10,581)	(7,191)	(4,087)
Inventories	309	1,284	1,242
Other current assets	(3,044)	(1,648)	(1,991)
Other long-term assets	(2,950)	(6,817)	(2,833)
Accounts payable	569	3,545	(2,721)
Unearned revenue	5,438	5,348	5,535
Income taxes	(38)	1,687	(358)
Other current liabilities	5,922	4,867	2,272
Other long-term liabilities	(975)	749	553
Net cash from operations	136,162	118,548	87,582
Financing			
Proceeds from issuance (repayments) of debt, maturities of 90 days or less, net	(5,746)	5,250	0
Proceeds from issuance of debt	0	24,395	0
Repayments of debt	(3,216)	(29,070)	(2,750)
Common stock issued	2,056	2,002	1,866
Common stock repurchased	(18,420)	(17,254)	(22,245)
Common stock cash dividends paid	(24,082)	(21,771)	(19,800)
Other, net	(2,291)	(1,309)	(1,006)
Net cash used in financing	(51,699)	(37,757)	(43,935)
Investing			
Additions to property and equipment	(64,551)	(44,477)	(28,107)
Acquisition of companies, net of cash acquired and divestitures, and purchases of intangible and other assets	(5,978)	(69,132)	(1,670)
Purchases of investments	(29,775)	(17,732)	(37,651)
Maturities of investments	16,079	24,775	33,510
Sales of investments	9,309	10,894	14,354
Other, net	2,317	(1,298)	(3,116)
Net cash used in investing	(72,599)	(96,970)	(22,680)
Effect of foreign exchange rates on cash and cash equivalents	63	(210)	(194)
Net change in cash and cash equivalents	11,927	(16,389)	20,773
Cash and cash equivalents, beginning of period	18,315	34,704	13,931
Cash and cash equivalents, end of period	$ 30,242	$ 18,315	$ 34,704

Refer to accompanying notes.

STOCKHOLDERS' EQUITY STATEMENTS

(In millions, except per share amounts)

Year Ended June 30,	2025	2024	2023
Common stock and paid-in capital			
Balance, beginning of period	$ **100,923**	$ 93,718	$ 86,939
Common stock issued	**2,056**	2,002	1,866
Common stock repurchased	**(5,856)**	(5,712)	(4,696)
Stock-based compensation expense	**11,974**	10,734	9,611
Other, net	**(2)**	181	(2)
Balance, end of period	**109,095**	100,923	93,718
Retained earnings			
Balance, beginning of period	**173,144**	118,848	84,281
Net income	**101,832**	88,136	72,361
Common stock cash dividends	**(24,677)**	(22,293)	(20,226)
Common stock repurchased	**(12,568)**	(11,547)	(17,568)
Balance, end of period	**237,731**	173,144	118,848
Accumulated other comprehensive loss			
Balance, beginning of period	**(5,590)**	(6,343)	(4,678)
Other comprehensive income (loss)	**2,243**	753	(1,665)
Balance, end of period	**(3,347)**	(5,590)	(6,343)
Total stockholders' equity	$ **343,479**	$ 268,477	$ 206,223
Cash dividends declared per common share	$ **3.32**	$ 3.00	$ 2.72

Refer to accompanying notes.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 — ACCOUNTING POLICIES

Accounting Principles

Our consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Principles of Consolidation

The consolidated financial statements include the accounts of Microsoft Corporation and its subsidiaries. Intercompany transactions and balances have been eliminated.

Recast of Certain Prior Period Information

In August 2024, we announced changes to the composition of our segments. These changes align our segments with how we currently manage our business, most notably bringing the commercial components of Microsoft 365 together in the Productivity and Business Processes segment. Beginning in fiscal year 2025, the information that our chief operating decision maker is regularly provided and reviews for purposes of allocating resources and assessing performance reflects these segment changes. Prior period segment information has been recast to conform to the way we internally manage and monitor our business during fiscal year 2025. These changes primarily impacted Note 8 – Goodwill, Note 12 – Unearned Revenue, and Note 18 – Segment Information and Geographic Data.

The recast of prior period information had no impact on our consolidated balance sheets, consolidated income statements, or consolidated cash flows statements.

Estimates and Assumptions

Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Examples of estimates and assumptions include: for revenue recognition, determining the nature and timing of satisfaction of performance obligations, and determining the standalone selling price ("SSP") of performance obligations, variable consideration, and other obligations such as product returns and refunds; loss contingencies; the fair value of and/or potential impairment of goodwill and intangible assets for our reporting units; product life cycles; useful lives of our tangible and intangible assets; allowances for doubtful accounts; stock-based compensation forfeiture rates; when technological feasibility is achieved for our products; the potential outcome of uncertain tax positions that have been recognized in our consolidated financial statements or tax returns; and determining the timing and amount of impairments for investments. Actual results and outcomes may differ from management's estimates and assumptions due to risks and uncertainties.

Foreign Currencies

Assets and liabilities recorded in foreign currencies are translated at the exchange rate on the balance sheet date. Revenue and expenses are translated at average rates of exchange prevailing during the year. Translation adjustments resulting from this process are recorded to other comprehensive income.

Revenue

Product Revenue and Service and Other Revenue

Product revenue includes sales from operating systems, cross-device productivity and collaboration applications, server applications, business solution applications, desktop and server management tools, software development tools, video games, and hardware such as PCs, tablets, gaming and entertainment consoles, other intelligent devices, and related accessories.

Service and other revenue includes sales from cloud-based solutions that provide customers with software, services, platforms, and content such as Office 365, Azure, Dynamics 365, and gaming; solution support; and consulting services. Service and other revenue also includes sales from online advertising and LinkedIn.

Revenue Recognition

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. We enter into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of allowances for returns and any taxes collected from customers, which are subsequently remitted to governmental authorities.

Nature of Products and Services

Licenses for on-premises software provide the customer with a right to use the software as it exists when made available to the customer. Customers may purchase perpetual licenses or subscribe to licenses, which provide customers with the same functionality and differ mainly in the duration over which the customer benefits from the software. Revenue from distinct on-premises licenses is recognized upfront at the point in time when the software is made available to the customer. In cases where we allocate revenue to software updates, primarily because the updates are provided at no additional charge, revenue is recognized as the updates are provided, which is generally ratably over the estimated life of the related device or license.

Cloud services, which allow customers to use hosted software over the contract period without taking possession of the software, are provided on either a subscription or consumption basis. Revenue related to cloud services provided on a subscription basis is recognized ratably over the contract period. Revenue related to cloud services provided on a consumption basis, such as the amount of storage used in a period, is recognized based on the customer utilization of such resources. When cloud services require a significant level of integration and interdependency with software and the individual components are not considered distinct, all revenue is recognized over the period in which the cloud services are provided.

Certain volume licensing programs, including Enterprise Agreements, include on-premises licenses combined with Software Assurance ("SA"). SA conveys rights to new software and upgrades released over the contract period and provides support, tools, and training to help customers deploy and use products more efficiently. On-premises licenses are considered distinct performance obligations when sold with SA. Revenue allocated to SA is generally recognized ratably over the contract period as customers simultaneously consume and receive benefits, given that SA comprises distinct performance obligations that are satisfied over time.

Revenue from search advertising is recognized when the advertisement appears in the search results or when the action necessary to earn the revenue has been completed. Revenue from consulting services is recognized as services are provided.

Our hardware is generally highly dependent on, and interrelated with, the underlying operating system and cannot function without the operating system. In these cases, the hardware and software license are accounted for as a single performance obligation and revenue is recognized at the point in time when ownership is transferred to resellers or directly to end customers through retail stores and online marketplaces.

Refer to Note 18 – Segment Information and Geographic Data for further information, including revenue by significant product and service offering.

Significant Judgments

Our contracts with customers often include promises to transfer multiple products and services to a customer. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. When a cloud-based service includes both on-premises software licenses and cloud services, judgment is required to determine whether the software license is considered distinct and accounted for separately, or not distinct and accounted for together with the cloud service and recognized over time. Certain cloud services, primarily Office 365, depend on a significant level of integration, interdependency, and interrelation between the desktop applications and cloud services, and are accounted for together as one performance obligation. Revenue from Office 365 is recognized ratably over the period in which the cloud services are provided.

Judgment is required to determine the SSP for each distinct performance obligation. We use a single amount to estimate SSP for items that are not sold separately, including on-premises licenses sold with SA or software updates provided at no additional charge. We use a range of amounts to estimate SSP when we sell each of the products and services separately and need to determine whether there is a discount to be allocated based on the relative SSP of the various products and services.

In instances where SSP is not directly observable, such as when we do not sell the product or service separately, we determine the SSP using information that may include market conditions and other observable inputs. We typically have more than one SSP for individual products and services due to the stratification of those products and services by customers and circumstances. In these instances, we may use information such as the size of the customer and geographic region in determining the SSP.

Due to the various benefits from and the nature of our SA program, judgment is required to assess the pattern of delivery, including the exercise pattern of certain benefits across our portfolio of customers.

Our products are generally sold with a right of return, we may provide other credits or incentives, and in certain instances we estimate customer usage of our products and services, which are accounted for as variable consideration when determining the amount of revenue to recognize. Returns and credits are estimated at contract inception and updated at the end of each reporting period if additional information becomes available. Changes to our estimated variable consideration were not material for the periods presented.

Contract Balances and Other Receivables

Timing of revenue recognition may differ from the timing of invoicing to customers. We record a receivable when revenue is recognized prior to invoicing, or unearned revenue when revenue is recognized subsequent to invoicing. For multi-year agreements, we generally invoice customers annually at the beginning of each annual coverage period. We record a receivable related to revenue recognized for multi-year on-premises licenses as we have an unconditional right to invoice and receive payment in the future related to those licenses.

Unearned revenue comprises mainly unearned revenue related to volume licensing programs, which may include cloud services and SA. Unearned revenue is generally invoiced annually at the beginning of each contract period for multi-year agreements and recognized ratably over the coverage period. Unearned revenue also includes payments for consulting services to be performed in the future, LinkedIn subscriptions, Office 365 subscriptions, Xbox subscriptions, Windows post-delivery support, Dynamics business solutions, and other offerings for which we have been paid in advance and earn the revenue when we transfer control of the product or service.

Refer to Note 12 – Unearned Revenue for further information, including unearned revenue by segment and changes in unearned revenue during the period.

Payment terms and conditions vary by contract type, although terms generally include a requirement of payment within 30 to 60 days. In instances where the timing of revenue recognition differs from the timing of invoicing, we have determined our contracts generally do not include a significant financing component. The primary purpose of our invoicing terms is to provide customers with simplified and predictable ways of purchasing our products and services, not to receive financing from our customers or to provide customers with financing. Examples include invoicing at the beginning of a subscription term with revenue recognized ratably over the contract period, and multi-year on-premises licenses that are invoiced annually with revenue recognized upfront.

As of June 30, 2025 and 2024, long-term accounts receivable, net of allowance for doubtful accounts, was $5.2 billion and $4.9 billion, respectively, and is included in other long-term assets in our consolidated balance sheets.

As of June 30, 2025 and 2024, other receivables related to activities to facilitate the purchase of server components were $8.2 billion and $10.5 billion, respectively, and are included in other current assets in our consolidated balance sheets.

We record financing receivables when we offer certain customers the option to acquire our software products and services offerings through a financing program in a limited number of countries. As of June 30, 2025 and 2024, our financing receivables, net were $4.3 billion and $4.5 billion, respectively, for short-term and long-term financing receivables, which are included in other current assets and other long-term assets in our consolidated balance sheets.

We record an allowance for doubtful accounts which reflects our best estimate of credit losses inherent in the accounts receivable and financing receivable balances. We determine the allowance based on known troubled accounts, historical experience, and other currently available evidence.

Assets Recognized from Costs to Obtain a Contract with a Customer

We recognize an asset for the incremental costs of obtaining a contract with a customer if we expect the benefit of those costs to be longer than one year. We have determined that certain sales incentive programs meet the requirements to be capitalized. Total capitalized costs to obtain a contract were immaterial during the periods presented and are included in other current and long-term assets in our consolidated balance sheets.

We apply a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. These costs include our internal sales organization compensation program and certain partner sales incentive programs as we have determined annual compensation is commensurate with annual sales activities.

Cost of Revenue

Cost of revenue includes: costs incurred to support and maintain cloud-based and other online products and services, including datacenter costs and royalties; manufacturing and distribution costs for products sold and programs licensed; operating costs related to product support service centers and product distribution centers; traffic acquisition costs to drive traffic to our websites and to acquire online advertising space; and costs associated with the delivery of consulting services.

Research and Development

Research and development expenses include payroll, employee benefits, stock-based compensation expense, and other headcount-related expenses associated with product development. Research and development expenses also include third-party development and programming costs and the depreciation and amortization of assets used to conduct research and development. Such costs related to software development are included in research and development expense until the point that technological feasibility is reached, which for our software products is generally shortly before the products are released to production. Once technological feasibility is reached, such costs are capitalized and amortized to cost of revenue over the estimated lives of the products.

Sales and Marketing

Sales and marketing expenses include payroll, employee benefits, stock-based compensation expense, and other headcount-related expenses associated with sales and marketing personnel, and the costs of advertising, promotions, trade shows, seminars, and other programs. Advertising costs are expensed as incurred. Advertising expense was $2.1 billion, $1.7 billion, and $904 million in fiscal years 2025, 2024, and 2023, respectively.

Stock-Based Compensation

Compensation cost for stock awards, which include restricted stock units ("RSUs") and performance stock units ("PSUs"), is measured at the fair value on the grant date and recognized as expense, net of estimated forfeitures, over the related service or performance period. The fair value of stock awards is based on the quoted price of our common stock on the grant date less the present value of expected dividends not received during the vesting period. We measure the fair value of PSUs using a Monte Carlo valuation model. Compensation cost for RSUs is recognized using the straight-line method and for PSUs is recognized using the accelerated method.

Compensation expense for the employee stock purchase plan ("ESPP") is measured as the discount the employee is entitled to upon purchase and is recognized in the period of purchase.

Income Taxes

Income tax expense includes U.S. and international income taxes, and interest and penalties on uncertain tax positions. Certain income and expenses are not reported in tax returns and financial statements in the same year. The tax effect of such temporary differences is reported as deferred income taxes. Deferred tax assets are reported net of a valuation allowance when it is more likely than not that a tax benefit will not be realized. All deferred income taxes are classified as long-term in our consolidated balance sheets.

Financial Instruments

Investments

We consider all highly liquid interest-earning investments with a maturity of three months or less at the date of purchase to be cash equivalents. The fair values of these investments approximate their carrying values. In general, investments with original maturities of greater than three months and remaining maturities of less than one year are classified as short-term investments. Investments with maturities beyond one year may be classified as short-term based on their highly liquid nature and because such marketable securities represent the investment of cash that is available for current operations.

Debt investments are classified as available-for-sale and realized gains and losses are recorded using the specific identification method. Changes in fair value, excluding credit losses and impairments, are recorded in other comprehensive income. Fair value is calculated based on publicly available market information or other estimates determined by management. If the cost of an investment exceeds its fair value, we evaluate, among other factors, general market conditions, credit quality of debt instrument issuers, and the extent to which the fair value is less than cost. To determine credit losses, we employ a systematic methodology that considers available quantitative and qualitative evidence. In addition, we consider specific adverse conditions related to the financial health of, and business outlook for, the investee. If we have plans to sell the security or it is more likely than not that we will be required to sell the security before recovery, then a decline in fair value below cost is recorded as an impairment charge in other income (expense), net and a new cost basis in the investment is established. If market, industry, and/ or investee conditions deteriorate, we may incur future impairments.

Equity investments with readily determinable fair values are measured at fair value. Equity investments without readily determinable fair values are measured using the equity method or measured at cost with adjustments for observable changes in price or impairments (referred to as the measurement alternative). We perform a qualitative assessment on a periodic basis and recognize an impairment if there are sufficient indicators that the fair value of the investment is less than carrying value. Changes in value are recorded in other income (expense), net.

Investments that are considered variable interest entities ("VIEs") are evaluated to determine whether we are the primary beneficiary of the VIE, in which case we would be required to consolidate the entity. We evaluate whether we have (1) the power to direct the activities that most significantly impact the VIE's economic performance, and (2) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the

VIE. We have determined we are not the primary beneficiary of any of our VIE investments. Therefore, our VIE investments are not consolidated and the majority are accounted for under the equity method of accounting. We have an investment in OpenAI Global, LLC ("OpenAI") and have made total funding commitments of $13 billion. The investment is accounted for under the equity method of accounting.

Derivatives

Derivative instruments are recognized as either assets or liabilities and measured at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

For derivative instruments designated as fair value hedges, gains and losses are recognized in other income (expense), net with offsetting gains and losses on the hedged items. Gains and losses representing hedge components excluded from the assessment of effectiveness are recognized in other income (expense), net.

For derivative instruments designated as cash flow hedges, gains and losses are initially reported as a component of other comprehensive income and subsequently recognized in other income (expense), net with the corresponding hedged item. Gains and losses representing hedge components excluded from the assessment of effectiveness are recognized in other income (expense), net.

For derivative instruments that are not designated as hedges, gains and losses from changes in fair values are primarily recognized in other income (expense), net.

Fair Value Measurements

We account for certain assets and liabilities at fair value. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. We categorize each of our fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

- *Level 1* – inputs are based upon unadjusted quoted prices for identical instruments in active markets. Our Level 1 investments include U.S. government securities, common and preferred stock, and mutual funds. Our Level 1 derivative assets and liabilities include those actively traded on exchanges.

- *Level 2* – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. the Black-Scholes model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, credit spreads, foreign exchange rates, and forward and spot prices for currencies. Our Level 2 investments include commercial paper, certificates of deposit, U.S. agency securities, foreign government bonds, mortgage- and asset-backed securities, corporate notes and bonds, and municipal securities. Our Level 2 derivative assets and liabilities include certain cleared swap contracts and over-the-counter forward, option, and swap contracts.

- *Level 3* – inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models. Our Level 3 assets and liabilities include investments in corporate notes and bonds, municipal securities, and goodwill and intangible assets, when they are recorded at fair value due to an impairment charge. Unobservable inputs used in the models are significant to the fair values of the assets and liabilities.

We measure equity investments without readily determinable fair values on a nonrecurring basis. The fair values of these investments are determined based on valuation techniques using the best information available, and may include quoted market prices, market comparables, and discounted cash flow projections.

Our other current financial assets and current financial liabilities have fair values that approximate their carrying values.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and depreciated using the straight-line method over the shorter of the estimated useful life of the asset or the lease term. The estimated useful lives of our property and equipment are generally as follows: software developed or acquired for internal use, three years; computer equipment, two to six years; buildings and improvements, five to 15 years; leasehold improvements, three to 15 years; and furniture and equipment, one to 10 years. Land is not depreciated.

Leases

We determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets, other current liabilities, and operating lease liabilities in our consolidated balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in our consolidated balance sheets.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we generally use our incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

We have lease agreements with lease and non-lease components, which are generally accounted for separately. For certain equipment leases, such as vehicles, we account for the lease and non-lease components as a single lease component. Additionally, for certain equipment leases, we apply a portfolio approach to effectively account for the operating lease ROU assets and liabilities.

Goodwill

Goodwill is tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis (May 1) and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.

Intangible Assets

Our intangible assets are subject to amortization and are amortized over the estimated useful life in proportion to the economic benefits received. We evaluate the recoverability of intangible assets periodically by taking into account events or circumstances that may warrant revised estimates of useful lives or that indicate the asset may be impaired.

Related Party Transactions

In March 2024, we entered into an agreement with Inflection AI, Inc. ("Inflection"), pursuant to which we obtained a non-exclusive license to Inflection's intellectual property. Reid Hoffman, a member of our Board of Directors, is a co-founder of and serves on the board of directors of Inflection. As of the date of the agreement with Inflection, Reprogrammed Interchange LLC ("Reprogrammed") and entities affiliated with Greylock Ventures ("Greylock") each held less than a 10% equity interest in Inflection. Mr. Hoffman may be deemed to beneficially own the shares held by

Reprogrammed and Greylock by virtue of his relationship with such entities. Mr. Hoffman did not participate in any portions of the meetings of our Board of Directors or any committee thereof to review and approve the transaction with Inflection.

Recent Accounting Guidance

Recently Adopted Accounting Guidance

Segment Reporting – Improvements to Reportable Segment Disclosures

In November 2023, the Financial Accounting Standards Board ("FASB") issued a new standard to improve reportable segment disclosures. The guidance expands the disclosures required for reportable segments in our annual and interim consolidated financial statements, primarily through enhanced disclosures about significant segment expenses. We adopted the standard beginning with our annual reporting for fiscal year 2025. The adoption resulted in incremental segment reporting disclosures, most notably disclosure of cost of revenue and operating expenses for each reportable segment. Refer to Note 18 – Segment Information and Geographic Data.

Recent Accounting Guidance Not Yet Adopted

Income Taxes – Improvements to Income Tax Disclosures

In December 2023, the FASB issued a new standard to improve income tax disclosures. The guidance requires disclosure of disaggregated income taxes paid, prescribes standardized categories for the components of the effective tax rate reconciliation, and modifies other income tax-related disclosures. The standard will be effective for us beginning with our annual reporting for fiscal year 2026, with early adoption permitted. We are currently evaluating the impact of this standard on our income tax disclosures.

Income Statement – Disaggregation of Income Statement Expenses

In November 2024, the FASB issued a new standard to expand disclosures about income statement expenses. The guidance requires disaggregation of certain costs and expenses included in each relevant expense caption on our consolidated income statements in a separate note to the financial statements at each interim and annual reporting period, including amounts of purchases of inventory, employee compensation, depreciation, and intangible asset amortization. The standard will be effective for us beginning with our annual reporting for fiscal year 2028 and interim periods thereafter, with early adoption permitted. We are currently evaluating the impact of this standard on our disclosures.

NOTE 2 — EARNINGS PER SHARE

Basic earnings per share ("EPS") is computed based on the weighted average number of shares of common stock outstanding during the period. Diluted EPS is computed based on the weighted average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. Dilutive potential common shares include outstanding stock options and stock awards.

The components of basic and diluted EPS were as follows:

(In millions, except per share amounts)

Year Ended June 30,	2025	2024	2023
Net income available for common shareholders (A)	$ 101,832	$ 88,136	$ 72,361
Weighted average outstanding shares of common stock (B)	7,433	7,431	7,446
Dilutive effect of stock-based awards	32	38	26
Common stock and common stock equivalents (C)	7,465	7,469	7,472
Earnings Per Share			
Basic (A/B)	$ 13.70	$ 11.86	$ 9.72
Diluted (A/C)	$ 13.64	$ 11.80	$ 9.68

Anti-dilutive stock-based awards excluded from the calculations of diluted EPS were immaterial during the periods presented.

NOTE 3 — OTHER INCOME (EXPENSE), NET

The components of other income (expense), net were as follows:

(In millions)

Year Ended June 30,	2025	2024	2023
Interest and dividends income	$ 2,647	$ 3,157	$ 2,994
Interest expense	(2,385)	(2,935)	(1,968)
Net recognized gains (losses) on investments	(349)	(118)	260
Net losses on derivatives	(260)	(187)	(456)
Net gains (losses) on foreign currency remeasurements	171	(244)	181
Other, net	(4,725)	(1,319)	(223)
Total	$ (4,901)	$ (1,646)	$ 788

Other, net primarily reflects net recognized losses on equity method investments, including OpenAI.

Net Recognized Gains (Losses) on Investments

Net recognized gains (losses) on debt investments were as follows:

(In millions)

Year Ended June 30,	2025	2024	2023
Realized gains from sales of available-for-sale securities	$ 40	$ 22	$ 36
Realized losses from sales of available-for-sale securities	(65)	(98)	(124)
Impairments and allowance for credit losses	8	23	(10)
Total	$ (17)	$ (53)	$ (98)

Net recognized gains (losses) on equity investments were as follows:

(In millions)

Year Ended June 30,	2025	2024	2023
Net realized gains on investments sold	$ **83**	$ 18	$ 75
Net unrealized gains on investments still held	**536**	146	303
Impairments of investments	**(951)**	(229)	(20)
Total	$ **(332)**	$ (65)	$ 358

NOTE 4 — INVESTMENTS

Investment Components

The components of investments were as follows:

(In millions)	Fair Value Level	Adjusted Cost Basis	Unrealized Gains	Unrealized Losses	Recorded Basis	Cash and Cash Equivalents	Short-term Investments	Equity and Other Investments
June 30, 2025								
Changes in Fair Value Recorded in Other Comprehensive Income								
Commercial paper	Level 2	$ 10,880	$ 0	$ 0	$ 10,880	$ 9,939	$ 941	$ 0
Certificates of deposit	Level 2	2,653	0	0	2,653	2,309	344	0
U.S. government securities	Level 1	52,878	71	(1,462)	51,487	4,742	46,745	0
U.S. agency securities	Level 2	2,686	0	0	2,686	496	2,190	0
Foreign government bonds	Level 2	349	24	(9)	364	0	364	0
Mortgage- and asset-backed securities	Level 2	2,558	10	(27)	2,541	0	2,541	0
Corporate notes and bonds	Level 2	10,763	124	(101)	10,786	0	10,786	0
Corporate notes and bonds	Level 3	2,511	65	(5)	2,571	0	111	2,460
Municipal securities	Level 2	207	1	(7)	201	0	201	0
Municipal securities	Level 3	104	0	(14)	90	0	90	0
Total debt investments		$ 85,589	$ 295	$ (1,625)	$ 84,259	$ 17,486	$ 64,313	$ 2,460
Changes in Fair Value Recorded in Net Income								
Equity investments	Level 1				$ 4,577	$ 1,045	$ 0	$ 3,532
Equity investments	Other				9,141	0	0	9,141
Total equity investments					$ 13,718	$ 1,045	$ 0	$ 12,673
Cash					$ 11,711	$ 11,711	$ 0	$ 0
Derivatives, net [a]					282	0	10	272
Total					$ 109,970	$ 30,242	$ 64,323	$ 15,405

(In millions)	Fair Value Level	Adjusted Cost Basis	Unrealized Gains	Unrealized Losses	Recorded Basis	Cash and Cash Equivalents	Short-term Investments	Equity and Other Investments
June 30, 2024								
Changes in Fair Value Recorded in Other Comprehensive Income								
Commercial paper	Level 2	$ 4,666	$ 0	$ 0	$ 4,666	$ 4,666	$ 0	$ 0
Certificates of deposit	Level 2	1,547	0	0	1,547	1,503	44	0
U.S. government securities	Level 1	49,603	4	(2,948)	46,659	14	46,645	0
U.S. agency securities	Level 2	17	0	0	17	0	17	0
Foreign government bonds	Level 2	319	3	(16)	306	0	306	0
Mortgage- and asset-backed securities	Level 2	944	3	(35)	912	0	912	0
Corporate notes and bonds	Level 2	9,106	28	(318)	8,816	0	8,816	0
Corporate notes and bonds	Level 3	1,641	0	(1)	1,640	0	140	1,500
Municipal securities	Level 2	262	0	(13)	249	0	249	0
Municipal securities	Level 3	104	0	(17)	87	0	87	0
Total debt investments		$ 68,209	$ 38	$ (3,348)	$ 64,899	$ 6,183	$ 57,216	$ 1,500
Changes in Fair Value Recorded in Net Income								
Equity investments	Level 1				$ 3,547	$ 561	$ 0	$ 2,986
Equity investments	Other				10,114	0	0	10,114
Total equity investments					$ 13,661	$ 561	$ 0	$ 13,100
Cash					$ 11,571	$ 11,571	$ 0	$ 0
Derivatives, net [a]					12	0	12	0
Total					$ 90,143	$ 18,315	$ 57,228	$ 14,600

(a) *Refer to Note 5 – Derivatives for further information on the fair value of our derivative instruments.*

Equity investments presented as "Other" in the tables above include investments without readily determinable fair values measured at cost with adjustments for observable changes in price or impairments, measured using the equity method, or measured at fair value using net asset value as a practical expedient which are not categorized in the fair value hierarchy. As of June 30, 2025 and 2024, equity investments without readily determinable fair values measured at cost with adjustments for observable changes in price or impairments were $2.9 billion and $3.9 billion, respectively. Equity investments measured using the equity method were $6.0 billion as of both June 30, 2025 and 2024.

Unrealized Losses on Debt Investments

Debt investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values were as follows:

(In millions)	Less than 12 Months Fair Value	Less than 12 Months Unrealized Losses	12 Months or Greater Fair Value	12 Months or Greater Unrealized Losses	Total Fair Value	Total Unrealized Losses
June 30, 2025						
U.S. government and agency securities	$ 2,569	$ (51)	$ 34,608	$ (1,411)	$ 37,177	$ (1,462)
Foreign government bonds	43	(2)	106	(7)	149	(9)
Mortgage- and asset-backed securities	841	(4)	189	(23)	1,030	(27)
Corporate notes and bonds	1,107	(8)	3,105	(98)	4,212	(106)
Municipal securities	0	0	168	(21)	168	(21)
Total	$ 4,560	$ (65)	$ 38,176	$ (1,560)	$ 42,736	$ (1,625)

(In millions)	Less than 12 Months Fair Value	Less than 12 Months Unrealized Losses	12 Months or Greater Fair Value	12 Months or Greater Unrealized Losses	Total Fair Value	Total Unrealized Losses
June 30, 2024						
U.S. government and agency securities	$ 529	$ (12)	$ 45,821	$ (2,936)	$ 46,350	$ (2,948)
Foreign government bonds	79	(2)	180	(14)	259	(16)
Mortgage- and asset-backed securities	201	(1)	409	(34)	610	(35)
Corporate notes and bonds	1,310	(9)	5,779	(310)	7,089	(319)
Municipal securities	38	(1)	243	(29)	281	(30)
Total	$ 2,157	$ (25)	$ 52,432	$ (3,323)	$ 54,589	$ (3,348)

Unrealized losses from fixed-income securities are primarily attributable to changes in interest rates. Management does not believe any remaining unrealized losses represent impairments based on our evaluation of available evidence.

Debt Investment Maturities

The following table outlines maturities of our debt investments as of June 30, 2025:

(In millions)	Adjusted Cost Basis	Estimated Fair Value
June 30, 2025		
Due in one year or less	$ 35,108	$ 34,952
Due after one year through five years	42,460	41,481
Due after five years through 10 years	6,530	6,424
Due after 10 years	1,491	1,402
Total	$ 85,589	$ 84,259

NOTE 5 — DERIVATIVES

We use derivative instruments to manage risks related to foreign currencies, interest rates, equity prices, and credit; to enhance investment returns; and to facilitate portfolio diversification. Our objectives for holding derivatives include reducing, eliminating, and efficiently managing the economic impact of these exposures as effectively as possible. Our derivative programs include strategies that both qualify and do not qualify for hedge accounting treatment.

Foreign Currencies

Certain forecasted transactions, assets, and liabilities are exposed to foreign currency risk. We monitor our foreign currency exposures daily to maximize the economic effectiveness of our foreign currency hedge positions.

Foreign currency risks related to certain Euro-denominated debt are hedged using foreign exchange forward contracts that are designated as cash flow hedging instruments.

Certain options and forwards not designated as hedging instruments are also used to manage the variability in foreign exchange rates on certain balance sheet amounts and to manage other foreign currency exposures.

Interest Rate

Interest rate risks related to certain fixed-rate debt are hedged using interest rate swaps that are designated as fair value hedging instruments to effectively convert the fixed interest rates to floating interest rates.

Securities held in our fixed-income portfolio are subject to different interest rate risks based on their maturities. We manage the average maturity of our fixed-income portfolio to achieve economic returns that correlate to certain broad-based fixed-income indices using option, futures, and swap contracts. These contracts are not designated as hedging instruments and are included in "Other contracts" in the tables below.

Equity

Securities held in our equity investments portfolio are subject to market price risk. At times, we may hold options, futures, and swap contracts. These contracts are not designated as hedging instruments.

Credit

Our fixed-income portfolio is diversified and consists primarily of investment-grade securities. We use credit default swap contracts to manage credit exposures relative to broad-based indices and to facilitate portfolio diversification. These contracts are not designated as hedging instruments and are included in "Other contracts" in the tables below.

Credit-Risk-Related Contingent Features

Certain counterparty agreements for derivative instruments contain provisions that require our issued and outstanding long-term unsecured debt to maintain an investment grade credit rating and require us to maintain minimum liquidity of $1.0 billion. To the extent we fail to meet these requirements, we will be required to post collateral, similar to the standard convention related to over-the-counter derivatives. As of June 30, 2025, our long-term unsecured debt rating was AAA, and cash investments were in excess of $1.0 billion. As a result, no collateral was required to be posted.

The following table presents the notional amounts of our outstanding derivative instruments measured in U.S. dollar equivalents:

(In millions)	June 30, 2025	June 30, 2024
Designated as Hedging Instruments		
Foreign exchange contracts purchased	$ **1,492**	$ 1,492
Interest rate contracts purchased	**1,150**	1,100
Not Designated as Hedging Instruments		
Foreign exchange contracts purchased	**15,214**	7,167
Foreign exchange contracts sold	**43,307**	31,793
Equity contracts purchased	**5,434**	4,016
Equity contracts sold	**2,189**	2,165
Other contracts purchased	**2,769**	2,113
Other contracts sold	**1,242**	811

Fair Values of Derivative Instruments

The following table presents our derivative instruments:

(In millions)	Derivative Assets	Derivative Liabilities	Derivative Assets	Derivative Liabilities
	June 30, 2025			June 30, 2024
Designated as Hedging Instruments				
Foreign exchange contracts	$ **89**	$ **(44)**	$ 24	$ (76)
Interest rate contracts	**15**	**0**	19	0
Not Designated as Hedging Instruments				
Foreign exchange contracts	**248**	**(809)**	213	(230)
Equity contracts	**385**	**(983)**	63	(491)
Other contracts	**21**	**(1)**	12	(3)
Gross amounts of derivatives	**758**	**(1,837)**	331	(800)
Gross amounts of derivatives offset in the balance sheets	**(258)**	**260**	(151)	152
Cash collateral received	**0**	**(99)**	0	(104)
Net amounts of derivatives	$ **500**	$ **(1,676)**	$ 180	$ (752)
Reported as				
Short-term investments	$ **10**	$ **0**	$ 12	$ 0
Other current assets	**201**	**0**	149	0
Equity and other investments	**272**	**0**	0	0
Other long-term assets	**17**	**0**	19	0
Other current liabilities	**0**	**(1,639)**	0	(401)
Other long-term liabilities	**0**	**(37)**	0	(351)
Total	$ **500**	$ **(1,676)**	$ 180	$ (752)

Gross derivative assets and liabilities subject to legally enforceable master netting agreements for which we have elected to offset were $452 million and $1.8 billion, respectively, as of June 30, 2025, and $304 million and $800 million, respectively, as of June 30, 2024.

The following table presents the fair value of our derivatives instruments on a gross basis:

(In millions)	Level 1	Level 2	Level 3	Total
June 30, 2025				
Derivative assets	$ 1	$ 474	$ 283	$ 758
Derivative liabilities	0	(1,832)	(5)	(1,837)
June 30, 2024				
Derivative assets	0	327	4	331
Derivative liabilities	(1)	(799)	0	(800)

Gains (losses) on derivative instruments recognized in other income (expense), net were as follows:

(In millions)			
Year Ended June 30,	**2025**	**2024**	**2023**
Designated as Fair Value Hedging Instruments			
Interest rate contracts			
Derivatives	$ 5	$ (23)	$ (65)
Hedged items	(45)	(25)	38
Designated as Cash Flow Hedging Instruments			
Foreign exchange contracts			
Amount reclassified from accumulated other comprehensive loss	103	(48)	61
Not Designated as Hedging Instruments			
Foreign exchange contracts	(938)	367	(73)
Equity contracts	(266)	(177)	(420)
Other contracts	21	(15)	(41)

Gains (losses), net of tax, on derivative instruments recognized in our consolidated comprehensive income statements were as follows:

(In millions)			
Year Ended June 30,	**2025**	**2024**	**2023**
Designated as Cash Flow Hedging Instruments			
Foreign exchange contracts			
Included in effectiveness assessment	$ 77	$ (14)	$ 34

NOTE 6 — PROPERTY AND EQUIPMENT

The components of property and equipment were as follows:

(In millions)		
June 30,	**2025**	**2024**
Land	$ 9,338	$ 8,163
Buildings and improvements	137,921	93,943
Leasehold improvements	12,117	9,594
Computer equipment and software	132,836	93,780
Furniture and equipment	6,407	6,532
Total, at cost	298,619	212,012
Accumulated depreciation	(93,653)	(76,421)
Total, net	$ 204,966	$ 135,591

During fiscal years 2025, 2024, and 2023, depreciation expense was $22.0 billion, $15.2 billion, and $11.0 billion, respectively.

As of June 30, 2025, 2024, and 2023, purchases of property and equipment remaining in accounts payable were $6.9 billion, $4.3 billion, and $3.8 billion, respectively. As of June 30, 2025, we have committed $32.1 billion for the construction of new buildings, building improvements, and leasehold improvements, primarily related to datacenters.

NOTE 7 — BUSINESS COMBINATIONS

Activision Blizzard, Inc.

On October 13, 2023, we completed our acquisition of Activision Blizzard, Inc. ("Activision Blizzard") for a total purchase price of $75.4 billion, consisting primarily of cash. Activision Blizzard is a leader in game development and an interactive entertainment content publisher. The acquisition will accelerate the growth in our gaming business across mobile, PC, console, and cloud gaming. The financial results of Activision Blizzard have been included in our consolidated financial statements since the date of the acquisition. Activision Blizzard is reported as part of our More Personal Computing segment.

The allocation of the purchase price to the assets acquired and liabilities assumed was completed as of September 30, 2024. The major classes of assets and liabilities to which we have allocated the purchase price were as follows:

(In millions)

Cash and cash equivalents	$	12,976
Goodwill		51,001
Intangible assets		21,969
Other assets		2,503
Long-term debt		(2,799)
Long-term income taxes		(1,946)
Deferred income taxes		(4,676)
Other liabilities		(3,620)
Total purchase price	$	75,408

Goodwill was assigned to our More Personal Computing segment. The goodwill was primarily attributed to increased synergies that are expected to be achieved from the integration of Activision Blizzard. Substantially all of the goodwill is expected to be non-deductible for income tax purposes.

Following are the details of the purchase price allocated to the intangible assets acquired:

(In millions, except average life)		Amount	Weighted Average Life
Marketing-related	$	11,619	24 years
Technology-based		9,689	4 years
Customer-related		661	4 years
Fair value of intangible assets acquired	$	21,969	15 years

Following are the supplemental consolidated financial results of Microsoft Corporation on an unaudited pro forma basis, as if the acquisition had been consummated on July 1, 2022:

(In millions, except per share amounts)

Year Ended June 30,		2024		2023
Revenue	$	247,442	$	219,790
Net income		88,308		71,383
Diluted earnings per share		11.82		9.55

These pro forma results were based on estimates and assumptions, which we believe are reasonable. They are not the results that would have been realized had we been a combined company during the periods presented and are not necessarily indicative of our consolidated results of operations in future periods. The pro forma results include adjustments related to purchase accounting, primarily amortization of intangible assets. Acquisition costs and other nonrecurring charges were immaterial and are included in the earliest period presented.

NOTE 8 — GOODWILL

Changes in the carrying amount of goodwill were as follows:

(In millions)		June 30, 2023		Acquisitions		Other		June 30, 2024		Acquisitions		Other		June 30, 2025
Productivity and Business Processes	$	31,359	$	0	$	2	$	31,361	$	0	$	96	$	31,457
Intelligent Cloud		25,676		0		(28)		25,648		0		41		25,689
More Personal Computing		10,851		51,235		125		62,211		0		152		62,363
Total	$	67,886	$	51,235	$	99	$	119,220	$	0	$	289	$	119,509

We have recast certain prior period amounts to conform to the way we internally manage and monitor our business. Refer to Note 1 – Accounting Policies for further information.

The measurement periods for the valuation of assets acquired and liabilities assumed end as soon as information on the facts and circumstances that existed as of the acquisition dates becomes available, but do not exceed 12 months. Adjustments in purchase price allocations may require a change in the amounts allocated to goodwill during the periods in which the adjustments are determined.

Any change in the goodwill amounts resulting from foreign currency translations and purchase accounting adjustments are presented as "Other" in the table above. Also included in "Other" are business dispositions and transfers between segments due to reorganizations, as applicable.

As discussed in Note 1 – Accounting Policies, during the first quarter of fiscal year 2025 we made changes to our segments. These segment changes also resulted in changes to our reporting units. We reallocated goodwill across impacted reporting units using a relative fair value approach. In addition, we completed an assessment of any potential goodwill impairment for all reporting units immediately prior to the reallocation and determined that no impairment existed.

Goodwill Impairment

We test goodwill for impairment annually on May 1 at the reporting unit level, primarily using a discounted cash flow methodology with a peer-based, risk-adjusted weighted average cost of capital. We believe use of a discounted cash flow approach is the most reliable indicator of the fair values of the businesses.

No instances of impairment were identified in our May 1, 2025, May 1, 2024, or May 1, 2023 tests. As of June 30, 2025 and 2024, accumulated goodwill impairment was $11.3 billion.

NOTE 9 — INTANGIBLE ASSETS

The components of intangible assets, all of which are finite-lived, were as follows:

(In millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
June 30,			2025			2024
Marketing-related	$ 16,502	$ (3,901)	$ 12,601	$ 16,500	$ (3,101)	$ 13,399
Technology-based	22,560	(14,959)	7,601	21,913	(10,741)	11,172
Customer-related	4,278	(2,050)	2,228	6,038	(3,051)	2,987
Contract-based	217	(43)	174	58	(19)	39
Total	$ 43,557	$ (20,953)	$ 22,604	$ 44,509	$ (16,912)	$ 27,597

No material impairments of intangible assets were identified during fiscal years 2025, 2024, or 2023. We estimate that we have no significant residual value related to our intangible assets.

The components of intangible assets acquired during the periods presented were as follows:

(In millions)	Amount	Weighted Average Life	Amount	Weighted Average Life
Year Ended June 30,	2025		2024	
Marketing-related	$ 13	10 years	$ 11,619	24 years
Technology-based	912	9 years	10,947	4 years
Customer-related	0	0 years	660	4 years
Contract-based	171	5 years	38	4 years
Total	$ 1,096	9 years	$ 23,264	14 years

Intangible assets amortization expense was $6.0 billion, $4.8 billion, and $2.5 billion for fiscal years 2025, 2024, and 2023, respectively.

The following table outlines the estimated future amortization expense related to intangible assets held as of June 30, 2025:

(In millions)	
Year Ending June 30,	
2026	$ 4,594
2027	2,901
2028	2,034
2029	1,851
2030	1,382
Thereafter	9,842
Total	$ 22,604

NOTE 10 — DEBT

Short-term Debt

As of June 30, 2025, we had no commercial paper issued or outstanding. As of June 30, 2024, we had $6.7 billion of commercial paper issued and outstanding, with a weighted average interest rate of 5.4% and maturities ranging from 28 days to 152 days. The estimated fair value of this commercial paper approximates its carrying value.

Long-term Debt

The components of long-term debt were as follows:

(In millions, issuance by calendar year)	Maturities (calendar year)	Stated Interest Rate	Effective Interest Rate	June 30, 2025	June 30, 2024
2009 issuance of $3.8 billion	2039	5.20%	5.24%	$ 520	$ 520
2010 issuance of $4.8 billion	2040	4.50%	4.57%	486	486
2011 issuance of $2.3 billion	2041	5.30%	5.36%	718	718
2012 issuance of $2.3 billion	2042	3.50%	3.57%	454	454
2013 issuance of $5.2 billion	2043	3.75%–4.88%	3.83%–4.92%	314	314
2013 issuance of €4.1 billion	2028–2033	2.63%–3.13%	2.69%–3.22%	2,700	2,465
2015 issuance of $23.8 billion	2025–2055	3.13%–4.75%	3.18%–4.78%	7,555	9,805
2016 issuance of $19.8 billion	2026–2056	2.40%–3.95%	2.46%–4.03%	7,930	7,930
2017 issuance of $17.1 billion	2026–2057	3.30%–4.50%	3.38%–5.49%	6,833	6,833
2020 issuance of $10.1 billion	2030–2060	1.35%–2.68%	2.53%–5.43%	10,111	10,111
2021 issuance of $8.2 billion	2052–2062	2.92%–3.04%	2.92%–3.04%	8,185	8,185
2023 issuance of $0.1 billion	2026–2050	1.35%–4.50%	5.16%–5.49%	56	56
2024 issuance of $3.3 billion	2026–2050	1.35%–4.50%	5.16%–5.49%	3,344	3,344
Total face value				49,206	51,221
Unamortized discount and issuance costs				(1,155)	(1,227)
Hedge fair value adjustments [a]				(36)	(81)
Premium on debt exchange				(4,864)	(4,976)
Total debt				43,151	44,937
Current portion of long-term debt				(2,999)	(2,249)
Long-term debt				$ 40,152	$ 42,688

(a)   *Refer to Note 5 – Derivatives for further information on the interest rate swaps related to fixed-rate debt.*

As of June 30, 2025 and 2024, the estimated fair value of long-term debt, including the current portion, was $40.4 billion and $42.3 billion, respectively. The estimated fair values are based on Level 2 inputs.

Debt in the table above is comprised of senior unsecured obligations and ranks equally with our other outstanding obligations. Interest is paid semi-annually, except for the Euro-denominated debt, which is paid annually. Cash paid for interest on our debt for fiscal years 2025, 2024, and 2023 was $1.6 billion, $1.7 billion, and $1.7 billion, respectively.

The following table outlines maturities of our long-term debt, including the current portion, as of June 30, 2025:

(In millions)

Year Ending June 30,	
2026	$ 3,000
2027	9,250
2028	0
2029	2,054
2030	0
Thereafter	34,902
Total	$ 49,206

NOTE 11 — INCOME TAXES

Provision for Income Taxes

The components of the provision for income taxes were as follows:

(In millions)

Year Ended June 30,	2025	2024	2023
Current Taxes			
U.S. federal	$ 14,086	$ 12,165	$ 14,009
U.S. state and local	3,342	2,366	2,322
Foreign	11,423	9,858	6,678
Current taxes	$ 28,851	$ 24,389	$ 23,009
Deferred Taxes			
U.S. federal	$ (6,250)	$ (4,791)	$ (6,146)
U.S. state and local	(1,087)	(379)	(477)
Foreign	281	432	564
Deferred taxes	$ (7,056)	$ (4,738)	$ (6,059)
Provision for income taxes	$ 21,795	$ 19,651	$ 16,950

U.S. and foreign components of income before income taxes were as follows:

(In millions)

Year Ended June 30,	2025	2024	2023
U.S.	$ 69,212	$ 62,886	$ 52,917
Foreign	54,415	44,901	36,394
Income before income taxes	$ 123,627	$ 107,787	$ 89,311

Effective Tax Rate

The items accounting for the difference between income taxes computed at the U.S. federal statutory rate and our effective rate were as follows:

Year Ended June 30,	2025	2024	2023
Federal statutory rate	21.0%	21.0%	21.0%
Effect of:			
Foreign earnings taxed at lower rates	(1.5)%	(1.4)%	(1.8)%
Foreign-derived intangible income deduction	(1.0)%	(1.1)%	(1.3)%
State income taxes, net of federal benefit	1.5%	1.5%	1.6%
Research and development credit	(1.1)%	(1.1)%	(1.1)%
Excess tax benefits relating to stock-based compensation	(0.9)%	(1.1)%	(0.7)%
Interest, net	1.0%	1.1%	0.8%
Other reconciling items, net	(1.4)%	(0.7)%	0.5%
Effective rate	17.6%	18.2%	19.0%

The decrease from the federal statutory rate in fiscal years 2025, 2024, and 2023 is primarily due to earnings taxed at lower rates in foreign jurisdictions resulting from producing and distributing our products and services through our foreign regional operations center in Ireland. In fiscal years 2025, 2024, and 2023, our foreign regional operating center in Ireland, which is taxed at a rate lower than the U.S. rate, generated 81%, 83%, and 81% of our foreign income before tax. Other reconciling items, net consists primarily of tax credits and the U.S. global intangible low-taxed income tax, and in fiscal year 2024, includes tax benefits from tax law changes. In fiscal year 2024, tax benefits from tax law changes primarily relate to the delay of the effective date of final foreign tax credit regulations. In fiscal years 2025, 2024, and 2023, there were no individually significant other reconciling items.

The decrease in our effective tax rate for fiscal year 2025 compared to fiscal year 2024 was due to changes in the mix of our earnings and tax expenses between the U.S. and foreign countries. The decrease in our effective tax rate for fiscal year 2024 compared to fiscal year 2023 was primarily due to tax benefits from tax law changes, including the delay of the effective date of final foreign tax credit regulations.

The components of the deferred income tax assets and liabilities were as follows:

(In millions)

June 30,	2025	2024
Deferred Income Tax Assets		
Stock-based compensation expense	$ 909	$ 765
Accruals, reserves, and other expenses	5,050	4,381
Loss and credit carryforwards	2,114	1,741
Amortization	4,118	4,159
Leasing liabilities	12,874	6,504
Unearned revenue	4,324	3,717
Book/tax basis differences in investments and debt	303	9
Capitalized research and development	16,891	11,442
Other	529	426
Deferred income tax assets	47,112	33,144
Less valuation allowance	(1,169)	(1,045)
Deferred income tax assets, net of valuation allowance	$ 45,943	$ 32,099
Deferred Income Tax Liabilities		
Leasing assets	$ (12,696)	$ (6,503)
Depreciation	(5,699)	(3,940)
Deferred tax on foreign earnings	(1,148)	(1,837)
Other	(127)	(167)
Deferred income tax liabilities	$ (19,670)	$ (12,447)
Net deferred income tax assets	$ 26,273	$ 19,652
Reported As		
Other long-term assets	$ 29,108	$ 22,270
Long-term deferred income tax liabilities	(2,835)	(2,618)
Net deferred income tax assets	$ 26,273	$ 19,652

Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases and are stated at enacted tax rates expected to be in effect when the taxes are paid or recovered.

As of June 30, 2025, we had federal, state, and foreign net operating loss carryforwards of $390 million, $836 million, and $2.6 billion, respectively. The federal and state net operating loss carryforwards have varying expiration dates ranging from fiscal year 2026 to 2045 or indefinite carryforward periods, if not utilized. The majority of our foreign net operating loss carryforwards do not expire. Certain acquired net operating loss carryforwards are subject to an annual limitation but are expected to be realized with the exception of those which have a valuation allowance. As of June 30, 2025, we had $816 million federal capital loss carryforwards for U.S. tax purposes. The federal capital loss carryforwards will expire in fiscal year 2030 if not utilized.

The valuation allowance disclosed in the table above relates to the foreign net operating loss carryforwards, federal capital loss carryforwards, and other net deferred tax assets that may not be realized.

Income taxes paid, net of refunds, were $28.7 billion, $23.4 billion, and $23.1 billion in fiscal years 2025, 2024, and 2023, respectively.

Uncertain Tax Positions

Gross unrecognized tax benefits related to uncertain tax positions as of June 30, 2025, 2024, and 2023, were $24.7 billion, $22.8 billion, and $17.1 billion, respectively, which were primarily included in long-term income taxes in our consolidated balance sheets. If recognized, the resulting tax benefit would affect our effective tax rates for fiscal years 2025, 2024, and 2023 by $21.2 billion, $19.6 billion, and $14.4 billion, respectively.

As of June 30, 2025, 2024, and 2023, we had accrued interest expense related to uncertain tax positions of $8.2 billion, $6.8 billion, and $5.2 billion, respectively, net of income tax benefits. The provision for income taxes for fiscal years 2025, 2024, and 2023 included interest expense related to uncertain tax positions of $1.3 billion, $1.5 billion, and $918 million, respectively, net of income tax benefits.

The aggregate changes in the gross unrecognized tax benefits related to uncertain tax positions were as follows:

(In millions)

Year Ended June 30,	2025	2024	2023
Beginning unrecognized tax benefits	$ 22,760	$ 17,120	$ 15,593
Decreases related to settlements	(240)	(76)	(329)
Increases for tax positions related to the current year	2,066	1,903	1,051
Increases for tax positions related to prior years	468	4,289	870
Decreases for tax positions related to prior years	(300)	(464)	(60)
Decreases due to lapsed statutes of limitations	(25)	(12)	(5)
Ending unrecognized tax benefits	$ 24,729	$ 22,760	$ 17,120

We remain under audit by the IRS for tax years 2014 to 2017. With respect to the audit for tax years 2004 to 2013, on September 26, 2023, we received Notices of Proposed Adjustment ("NOPAs") from the IRS. The primary issues in the NOPAs relate to intercompany transfer pricing. In the NOPAs, the IRS is seeking an additional tax payment of $28.9 billion plus penalties and interest. As of June 30, 2025, we believe our allowances for income tax contingencies are adequate. We disagree with the proposed adjustments and will vigorously contest the NOPAs through the IRS's administrative appeals office and, if necessary, judicial proceedings. We do not expect a final resolution of these issues in the next 12 months. Based on the information currently available, we do not anticipate a significant increase or decrease to our income tax contingencies for these issues within the next 12 months.

We are subject to income tax in many jurisdictions outside the U.S., some of which are currently under audit by local tax authorities. The resolution of these audits is not expected to be material to our consolidated financial statements. Our operations in Ireland remain subject to examination for tax years 2020 and thereafter.

NOTE 12 — UNEARNED REVENUE

Unearned revenue by segment was as follows:

(In millions)

June 30,	2025	2024
Productivity and Business Processes	$ **50,567**	$ 43,599
Intelligent Cloud	**14,022**	13,683
More Personal Computing	**2,676**	2,902
Total	$ **67,265**	$ 60,184

We have recast certain prior period amounts to conform to the way we internally manage and monitor our business. Refer to Note 1 – Accounting Policies for further information.

Changes in unearned revenue were as follows:

(In millions)

Year Ended June 30, 2025	
Balance, beginning of period	$ **60,184**
Deferral of revenue	**186,957**
Recognition of unearned revenue	**(179,876)**
Balance, end of period	$ **67,265**

Revenue allocated to remaining performance obligations, which includes unearned revenue and amounts that will be invoiced and recognized as revenue in future periods, was $375 billion as of June 30, 2025, of which $368 billion is related to the commercial portion of revenue. We expect to recognize approximately 40% of our total company remaining performance obligation revenue over the next 12 months and the remainder thereafter.

NOTE 13 — LEASES

We have operating and finance leases for datacenters, corporate offices, research and development facilities, Microsoft Experience Centers, and certain equipment. Our leases have remaining lease terms of less than 1 year to 20 years, some of which include options to extend the leases for up to 5 years, and some of which include options to terminate the leases within 1 year.

The components of lease expense were as follows:

(In millions)

Year Ended June 30,	2025	2024	2023
Operating lease cost	$ **5,524**	$ 3,555	$ 2,875
Finance lease cost:			
Amortization of right-of-use assets	$ **3,408**	$ 1,800	$ 1,352
Interest on lease liabilities	**1,417**	734	501
Total finance lease cost	$ **4,825**	$ 2,534	$ 1,853

Supplemental cash flow information related to leases was as follows:

(In millions)

Year Ended June 30,	2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 4,931	$ 3,550	$ 2,706
Operating cash flows from finance leases	1,372	734	501
Financing cash flows from finance leases	2,283	1,286	1,056
Right-of-use assets obtained in exchange for lease obligations:			
Operating leases	7,826	6,703	3,514
Finance leases	20,511	11,633	3,128

Supplemental balance sheet information related to leases was as follows:

(In millions, except lease term and discount rate)

June 30,	2025	2024
Operating Leases		
Operating lease right-of-use assets	$ 24,823	$ 18,961
Other current liabilities	$ 5,424	$ 3,580
Operating lease liabilities	17,437	15,497
Total operating lease liabilities	$ 22,861	$ 19,077
Finance Leases		
Property and equipment, at cost	$ 53,876	$ 32,248
Accumulated depreciation	(9,861)	(6,386)
Property and equipment, net	$ 44,015	$ 25,862
Other current liabilities	$ 3,172	$ 2,349
Other long-term liabilities	43,000	24,796
Total finance lease liabilities	$ 46,172	$ 27,145
Weighted Average Remaining Lease Term		
Operating leases	6 years	7 years
Finance leases	13 years	12 years
Weighted Average Discount Rate		
Operating leases	3.5%	3.3%
Finance leases	4.2%	3.9%

The following table outlines maturities of our lease liabilities as of June 30, 2025:

(In millions)

Year Ending June 30,	Operating Leases		Finance Leases
2026	$ 6,111	$	5,008
2027	5,237		5,157
2028	3,495		5,187
2029	2,419		4,521
2030	2,017		4,382
Thereafter	6,202		36,251
Total lease payments	25,481		60,506
Less imputed interest	(2,620)		(14,334)
Total	$ 22,861	$	46,172

As of June 30, 2025, we had additional leases, primarily for datacenters, that had not yet commenced of $92.7 billion. These leases will commence between fiscal year 2026 and fiscal year 2031 with lease terms of 1 year to 20 years.

NOTE 14 — CONTINGENCIES

Irish Data Protection Commission Matter

In 2018, the Irish Data Protection Commission ("IDPC") began investigating a complaint against LinkedIn as to whether LinkedIn's targeted advertising practices violated the recently implemented European Union General Data Protection Regulation ("GDPR"). Microsoft cooperated throughout the period of inquiry. In October 2024, the IDPC provided LinkedIn with a final decision alleging GDPR violations and assessing a fine. In November 2024, LinkedIn appealed the final decision to the Irish courts, and the next hearing is scheduled for December 2025.

Other Contingencies

We also are subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. Although management currently believes that resolving claims against us, individually or in aggregate, will not have a material adverse impact in our consolidated financial statements, these matters are subject to inherent uncertainties and management's view of these matters may change in the future.

As of June 30, 2025, we accrued aggregate legal liabilities of $541 million. While we intend to defend these matters vigorously, adverse outcomes that we estimate could reach approximately $600 million in aggregate beyond recorded amounts are reasonably possible. Were unfavorable final outcomes to occur, there exists the possibility of a material adverse impact in our consolidated financial statements for the period in which the effects become reasonably estimable.

NOTE 15 — STOCKHOLDERS' EQUITY

Shares Outstanding

Shares of common stock outstanding were as follows:

(In millions)

Year Ended June 30,	2025	2024	2023
Balance, beginning of year	**7,434**	7,432	7,464
Issued	**31**	34	37
Repurchased	**(31)**	(32)	(69)
Balance, end of year	**7,434**	7,434	7,432

Share Repurchases

On September 14, 2021, our Board of Directors approved a share repurchase program authorizing up to $60.0 billion in share repurchases. This share repurchase program commenced in November 2021 and was completed in April 2025.

On September 16, 2024, our Board of Directors approved a share repurchase program authorizing up to $60.0 billion in share repurchases. This share repurchase program commenced in April 2025, following completion of the program approved on September 14, 2021, has no expiration date, and may be terminated at any time. As of June 30, 2025, $57.3 billion remained of this $60.0 billion share repurchase program.

We repurchased the following shares of common stock under the share repurchase programs:

(In millions)	Shares	Amount	Shares	Amount	Shares	Amount
Year Ended June 30,		2025		2024		2023
First Quarter	**7**	**$ 2,800**	11	$ 3,560	17	$ 4,600
Second Quarter	**8**	**3,500**	7	2,800	20	4,600
Third Quarter	**8**	**3,500**	7	2,800	18	4,600
Fourth Quarter	**8**	**3,200**	7	2,800	14	4,600
Total	**31**	**$ 13,000**	32	$ 11,960	69	$ 18,400

All repurchases were made using cash resources. Shares repurchased during the fourth quarter of fiscal year 2025 were under the share repurchase programs approved on September 14, 2021 and September 16, 2024. All other shares repurchased were under the share repurchase program approved on September 14, 2021. The above table excludes shares repurchased to settle employee tax withholding related to the vesting of stock awards of $5.4 billion, $5.3 billion, and $3.8 billion for fiscal years 2025, 2024, and 2023, respectively.

Dividends

Our Board of Directors declared the following dividends:

Declaration Date	Record Date	Payment Date		Dividend Per Share		Amount
Fiscal Year 2025						**(In millions)**
September 16, 2024	**November 21, 2024**	**December 12, 2024**	**$**	**0.83**	**$**	**6,170**
December 3, 2024	**February 20, 2025**	**March 13, 2025**		**0.83**		**6,169**
March 11, 2025	**May 15, 2025**	**June 12, 2025**		**0.83**		**6,169**
June 10, 2025	**August 21, 2025**	**September 11, 2025**		**0.83**		**6,170**
Total			**$**	**3.32**	**$**	**24,678**
Fiscal Year 2024						
September 19, 2023	November 16, 2023	December 14, 2023	$	0.75	$	5,574
November 28, 2023	February 15, 2024	March 14, 2024		0.75		5,573
March 12, 2024	May 16, 2024	June 13, 2024		0.75		5,574
June 12, 2024	August 15, 2024	September 12, 2024		0.75		5,574
Total			$	3.00	$	22,295

The dividend declared on June 10, 2025 was included in other current liabilities as of June 30, 2025.

NOTE 16 — ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table summarizes the changes in accumulated other comprehensive income (loss) by component:

(In millions)

Year Ended June 30,	2025	2024	2023
Derivatives			
Balance, beginning of period	$ (3)	$ (27)	$ (13)
Unrealized gains (losses), net of tax of **$20**, $(4), and $9	77	(14)	34
Reclassification adjustments for (gains) losses included in other income (expense), net	(103)	48	(61)
Tax expense (benefit) included in provision for income taxes	21	(10)	13
Amounts reclassified from accumulated other comprehensive loss	(82)	38	(48)
Net change related to derivatives, net of tax of **$(1)**, $6, and $(4)	(5)	24	(14)
Balance, end of period	$ (8)	$ (3)	$ (27)
Investments			
Balance, beginning of period	$ (2,625)	$ (3,582)	$ (2,138)
Unrealized gains (losses), net of tax of **$411**, $247, and $(393)	1,560	915	(1,523)
Reclassification adjustments for losses included in other income (expense), net	17	53	99
Tax benefit included in provision for income taxes	(3)	(11)	(20)
Amounts reclassified from accumulated other comprehensive loss	14	42	79
Net change related to investments, net of tax of **$414**, $258, and $(373)	1,574	957	(1,444)
Balance, end of period	$ (1,051)	$ (2,625)	$ (3,582)
Translation Adjustments and Other			
Balance, beginning of period	$ (2,962)	$ (2,734)	$ (2,527)
Translation adjustments and other, net of tax of **$8**, $0, and $0	674	(228)	(207)
Balance, end of period	$ (2,288)	$ (2,962)	$ (2,734)
Accumulated other comprehensive loss, end of period	$ (3,347)	$ (5,590)	$ (6,343)

NOTE 17 — EMPLOYEE STOCK AND SAVINGS PLANS

We grant stock-based compensation to employees and directors. Awards that expire or are canceled without delivery of shares generally become available for issuance under the plans. We issue new shares of Microsoft common stock to satisfy vesting of awards granted under our stock plans. We also have an ESPP for all eligible employees.

Stock-based compensation expense and related income tax benefits were as follows:

(In millions)

Year Ended June 30,	2025	2024	2023
Stock-based compensation expense	$ 11,974	$ 10,734	$ 9,611
Income tax benefits related to stock-based compensation	2,027	1,826	1,651

Stock Plans

Stock awards entitle the holder to receive shares of Microsoft common stock as the award vests. Stock awards generally vest over a service period of four years or five years.

Executive Incentive Plan

Under the Executive Incentive Plan, the Compensation Committee approves stock awards to executive officers and certain senior executives. RSUs generally vest ratably over a service period of four years. PSUs generally vest over a performance period of three years. The number of shares the PSU holder receives is based on the extent to which the corresponding performance goals have been achieved.

Activity for All Stock Plans

The fair value of stock awards was estimated on the date of grant using the following assumptions:

Year Ended June 30,	2025	2024	2023
Dividends per share (quarterly amounts)	$ 0.75 – 0.83	$ 0.68 – 0.75	$ 0.62 – 0.68
Interest rates	3.4% – 5.5%	3.8% – 5.6%	2.0% – 5.4%

During fiscal year 2025, the following activity occurred under our stock plans:

	Shares	Weighted Average Grant-Date Fair Value
	(In millions)	
Stock Awards		
Nonvested balance, beginning of year	88	$ 292.28
Granted [a]	39	413.90
Vested	(38)	293.25
Forfeited	(7)	317.23
Nonvested balance, end of year	82	$ 347.44

(a) *Includes 1 million of PSUs granted at target and performance adjustments above target levels for each of the fiscal years 2025, 2024, and 2023.*

As of June 30, 2025, total unrecognized compensation costs related to stock awards were $21.6 billion. These costs are expected to be recognized over a weighted average period of three years. The weighted average grant-date fair value of stock awards granted was $413.90, $339.46, and $252.59 for fiscal years 2025, 2024, and 2023, respectively. The fair value of stock awards vested was $16.2 billion, $16.0 billion, and $11.9 billion, for fiscal years 2025, 2024, and 2023, respectively. As of June 30, 2025, an aggregate of 98 million shares were authorized for future grant under our stock plans.

Employee Stock Purchase Plan

We have an ESPP for all eligible employees. Shares of our common stock may be purchased by employees at three-month intervals at 90% of the fair market value on the last trading day of each three-month period. Employees may purchase shares having a value not exceeding 15% of their gross compensation during an offering period.

Employees purchased the following shares during the periods presented:

(Shares in millions)

Year Ended June 30,	2025	2024	2023
Shares purchased	6	6	7
Average price per share	$ 385.10	$ 339.46	$ 245.59

As of June 30, 2025, 62 million shares of our common stock were reserved for future issuance through the ESPP.

Savings Plans

We have savings plans in the U.S. that qualify under Section 401(k) of the Internal Revenue Code, and a number of savings plans in international locations. Eligible U.S. employees may contribute a portion of their salary into the savings plans, subject to certain limitations. We match a portion of each dollar a participant contributes into the plans. Employer-funded retirement benefits for all plans were $1.8 billion, $1.7 billion, and $1.6 billion in fiscal years 2025, 2024, and 2023, respectively, and were expensed as contributed.

NOTE 18 — SEGMENT INFORMATION AND GEOGRAPHIC DATA

In its operation of the business, management, including our chief operating decision maker ("CODM"), who is also our Chief Executive Officer, reviews certain financial information, including segmented internal profit and loss statements. The primary profitability measure used by the CODM to review segment operating results is operating income. The CODM uses operating income to allocate resources during our annual planning process and throughout the year, as well as to assess the performance of our segments, primarily by monitoring actual results compared to prior periods and expected results. During the periods presented, we reported our financial performance based on the following segments: Productivity and Business Processes, Intelligent Cloud, and More Personal Computing.

We have recast certain prior period amounts to conform to the way we internally manage and monitor our business. Refer to Note 1 – Accounting Policies for further information.

Our reportable segments are described below.

Productivity and Business Processes

Our Productivity and Business Processes segment consists of products and services in our portfolio of productivity, communication, and information services, spanning a variety of devices and platforms. This segment primarily comprises:

- Microsoft 365 Commercial products and cloud services, including Microsoft 365 Commercial cloud, comprising Microsoft 365 Commercial, Enterprise Mobility + Security, the cloud portion of Windows Commercial, the per-user portion of Power BI, Exchange, SharePoint, Microsoft Teams, Microsoft 365 Security and Compliance, and Microsoft 365 Copilot; and Microsoft 365 Commercial products, comprising Windows Commercial on-premises and Office licensed on-premises.

- Microsoft 365 Consumer products and cloud services, including Microsoft 365 Consumer subscriptions, Office licensed on-premises, and other consumer services.

- LinkedIn, including Talent Solutions, Marketing Solutions, Premium Subscriptions, and Sales Solutions.

- Dynamics products and cloud services, including Dynamics 365, comprising a set of intelligent, cloud-based applications across ERP, CRM, Power Apps, and Power Automate; and on-premises ERP and CRM applications.

Intelligent Cloud

Our Intelligent Cloud segment consists of our public, private, and hybrid server products and cloud services that power modern business and developers. This segment primarily comprises:

- Server products and cloud services, including Azure and other cloud services, comprising cloud and AI consumption-based services, GitHub cloud services, Nuance Healthcare cloud services, virtual desktop offerings, and other cloud services; and Server products, comprising SQL Server, Windows Server, Visual Studio, System Center, related Client Access Licenses ("CALs"), and other on-premises offerings.

- Enterprise and partner services, including Enterprise Support Services, Industry Solutions, Nuance professional services, Microsoft Partner Network, and Learning Experience.

More Personal Computing

Our More Personal Computing segment consists of products and services that put customers at the center of the experience with our technology. This segment primarily comprises:

- Windows and Devices, including Windows OEM licensing (Windows Pro and non-Pro licenses sold through the OEM channel) and Devices, comprising Surface and PC accessories.

- Gaming, including Xbox hardware and Xbox content and services, comprising first- and third-party content (including games and in-game content), Xbox Game Pass and other subscriptions, Xbox Cloud Gaming, advertising, and other cloud services.

- Search and news advertising, comprising Bing and Copilot, Microsoft News, Microsoft Edge, and third-party affiliates.

Revenue and costs are generally directly attributed to our segments. However, due to the integrated structure of our business, certain revenue recognized and costs incurred by one segment may benefit other segments. Revenue from certain contracts is allocated among the segments based on the relative value of the underlying products and services, which can include allocation based on actual prices charged, prices when sold separately, or estimated costs plus a profit margin. Cost of revenue is allocated in certain cases based on a relative revenue methodology. Operating expenses that are allocated primarily include those relating to marketing of products and services from which multiple segments benefit and are generally allocated based on relative gross margin.

In addition, certain costs are incurred at a corporate level and allocated to our segments. These allocated costs generally include legal, including settlements and fines, information technology, human resources, finance, excise taxes, field selling, shared facilities services, customer service and support, and severance incurred as part of a corporate program. Each allocation is measured differently based on the specific facts and circumstances of the costs being allocated and is generally based on relative gross margin or relative headcount.

Segment revenue, cost of revenue, operating expenses, and operating income were as follows during the periods presented:

(In millions)

Year Ended June 30,	2025	2024	2023
Productivity and Business Processes			
Revenue	$ 120,810	$ 106,820	$ 94,151
Cost of revenue	22,422	19,611	17,202
Operating expenses	28,615	27,548	26,875
Operating Income	$ 69,773	$ 59,661	$ 50,074
Intelligent Cloud			
Revenue	$ 106,265	$ 87,464	$ 72,944
Cost of revenue	40,171	29,611	24,109
Operating expenses	21,505	20,040	20,424
Operating Income	$ 44,589	$ 37,813	$ 28,411
More Personal Computing			
Revenue	$ 54,649	$ 50,838	$ 44,820
Cost of revenue	25,238	24,892	24,552
Operating expenses	15,245	13,987	10,230
Operating Income	$ 14,166	$ 11,959	$ 10,038
Total			
Revenue	$ 281,724	$ 245,122	$ 211,915
Cost of revenue	87,831	74,114	65,863
Operating expenses	65,365	61,575	57,529
Operating Income	$ 128,528	$ 109,433	$ 88,523

No sales to an individual customer or country other than the United States accounted for more than 10% of revenue for fiscal years 2025, 2024, or 2023. Revenue, classified by the major geographic areas in which our customers were located, was as follows:

(In millions)

Year Ended June 30,	2025	2024	2023
United States [a]	$ 144,546	$ 124,704	$ 106,744
Other countries	137,178	120,418	105,171
Total	$ 281,724	$ 245,122	$ 211,915

(a) *Includes billings to OEMs and certain multinational organizations because of the nature of these businesses and the impracticability of determining the geographic source of the revenue.*

Revenue, classified by significant product and service offerings, was as follows:

(In millions)

Year Ended June 30,	2025	2024	2023
Server products and cloud services	$ 98,435	$ 79,828	$ 65,007
Microsoft 365 Commercial products and cloud services	87,767	76,969	66,949
Gaming	23,455	21,503	15,466
LinkedIn	17,812	16,372	14,989
Windows and Devices	17,314	17,026	17,147
Search and news advertising	13,878	12,306	12,125
Dynamics products and cloud services	7,827	6,831	5,796
Enterprise and partner services	7,760	7,594	7,900
Microsoft 365 Consumer products and cloud services	7,404	6,648	6,417
Other	72	45	119
Total	$ 281,724	$ 245,122	$ 211,915

Our Microsoft Cloud revenue, which includes Microsoft 365 Commercial cloud, Azure and other cloud services, the commercial portion of LinkedIn, and Dynamics 365, was $168.9 billion, $137.7 billion, and $111.6 billion in fiscal years 2025, 2024, and 2023, respectively. These amounts are included in Microsoft 365 Commercial products and cloud services, Server products and cloud services, LinkedIn, and Dynamics products and cloud services in the table above.

Assets are not allocated to segments for internal reporting presentations. A portion of amortization and depreciation is included with various other costs in an overhead allocation to each segment. It is impracticable for us to separately identify the amount of amortization and depreciation by segment that is included in the measure of segment profit or loss.

Long-lived assets, excluding financial instruments and tax assets, classified by the location of the controlling statutory company and with countries over 10% of the total shown separately, were as follows:

(In millions)

June 30,	2025	2024	2023
United States	$ 230,069	$ 186,106	$ 114,380
Other countries	141,833	115,263	72,859
Total	$ 371,902	$ 301,369	$ 187,239

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Microsoft Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Microsoft Corporation and subsidiaries (the "Company") as of June 30, 2025 and 2024, the related consolidated statements of income, comprehensive income, cash flows, and stockholders' equity, for each of the three years in the period ended June 30, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of June 30, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 30, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition – Refer to Note 1 to the financial statements

Critical Audit Matter Description

The Company recognizes revenue upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. The Company offers customers the ability to acquire multiple licenses of software products and services, including cloud-based services, in its customer agreements through its volume licensing programs.

Significant judgment is exercised by the Company in determining revenue recognition for certain customer agreements, and includes the following:

- Determination of whether products and services are considered distinct performance obligations that should be accounted for separately versus together, such as software licenses and related services that are sold with cloud-based services.

- The pattern of delivery (i.e., timing of when revenue is recognized) for each distinct performance obligation.

- Identification and treatment of contract terms that may impact the timing and amount of revenue recognized (e.g., variable consideration, optional purchases, and free services).

- Determination of stand-alone selling prices for each distinct performance obligation and for products and services that are not sold separately.

Given these factors and due to the volume of transactions, the related audit effort in evaluating management's judgments in determining revenue recognition for certain customer agreements was extensive and required a high degree of auditor judgment.

How the Critical Audit Matter Was Addressed in the Audit

Our principal audit procedures related to the Company's revenue recognition for certain customer agreements included the following:

- We tested the effectiveness of controls related to the identification of distinct performance obligations, the determination of the timing of revenue recognition, and the estimation of variable consideration.

- We evaluated management's significant accounting policies related to certain customer agreements for reasonableness.

- We selected a sample of customer agreements and performed the following procedures:

  o Obtained and read contract source documents for each selection, including master agreements, and other documents that were part of the agreement.

  o Tested management's identification and treatment of contract terms.

  o Assessed the terms in the customer agreement and evaluated the appropriateness of management's application of their accounting policies, along with their use of estimates, in the determination of revenue recognition conclusions.

- We evaluated the reasonableness of management's estimate of stand-alone selling prices for products and services that are not sold separately.

- We tested the mathematical accuracy of management's calculations of revenue and the associated timing of revenue recognized in the financial statements.

Income Taxes – Uncertain Tax Positions – Refer to Note 11 to the financial statements

Critical Audit Matter Description

The Company's long-term income taxes liability includes uncertain tax positions related to transfer pricing issues that remain unresolved with the Internal Revenue Service ("IRS"). The Company remains under IRS audit, or subject to IRS audit, for tax years subsequent to 2003. During fiscal year 2024, the Company received Notices of Proposed Adjustments ("NOPAs") for the tax years 2004 to 2013, primarily related to intercompany transfer pricing. While the Company has settled a portion of the IRS audits, resolution of the remaining matters could have a material impact on the Company's financial statements.

Conclusions on recognizing and measuring uncertain tax positions involve significant estimates and management judgment and include complex considerations of the Internal Revenue Code, related regulations, tax case laws, and prior-year audit settlements. Given the complexity and the subjective nature of certain transfer pricing issues that remain unresolved with the IRS, evaluating management's estimates relating to their determination of uncertain tax positions required a high degree of auditor judgment, including involvement of our tax specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our principal audit procedures to evaluate management's estimates of uncertain tax positions related to unresolved transfer pricing issues included the following:

*   We evaluated management's methods and assumptions used in the measurement and disclosure of uncertain tax positions, which included testing the effectiveness of the related internal controls.

*   We tested the reasonableness of management's judgments regarding the future resolution of uncertain tax positions, as follows:

    o   We evaluated whether management had appropriately considered new information that could significantly change the measurement of the uncertain tax positions.

    o   We evaluated the reasonableness of management's estimates by considering how changes in tax law, including statutes, regulations, and recent case law, impacted management's judgments.

*   We evaluated the appropriateness of the disclosures in relation to the underlying facts, judgments, and conclusions.

/S/   DELOITTE & TOUCHE LLP

Seattle, Washington
July 30, 2025

We have served as the Company's auditor since 1983.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as required by Exchange Act Rule 13a-15(b) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective.

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our consolidated financial statements; providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use, or disposition of company assets that could have a material effect on our consolidated financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our consolidated financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of June 30, 2025. There were no changes in our internal control over financial reporting during the quarter ended June 30, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Deloitte & Touche LLP has audited our internal control over financial reporting as of June 30, 2025; their report follows.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Microsoft Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Microsoft Corporation and subsidiaries (the "Company") as of June 30, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended June 30, 2025, of the Company and our report dated July 30, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

Seattle, Washington
July 30, 2025

DIRECTORS AND EXECUTIVE OFFICERS OF MICROSOFT CORPORATION

DIRECTORS

Satya Nadella
Chairman and Chief Executive Officer,
Microsoft Corporation

Catherine MacGregor [2,4]
Group Chief Executive Officer and
Director, Engie S.A.

Carlos Rodriguez [1, 2]
Director, Automatic Data
Processing, Inc.

Reid G. Hoffman [4]
Partner, Greylock Partners

Mark A. L. Mason [3]
Chief Financial Officer, Citigroup Inc.

Charles W. Scharf [2,3]
Chief Executive Officer, President,
and Director, Wells Fargo & Company

Hugh F. Johnston [1]
Senior Executive Vice President and
Chief Financial Officer,
The Walt Disney Company

Sandra E. Peterson [2,3]
Lead Independent Director,
Microsoft Corporation
Operating Partner, Clayton, Dubilier &
Rice, LLC

John W. Stanton [1,4]
Founder and Chairman, Trilogy
Partnerships

Teri L. List [1,3]
Former Executive Vice President and
Chief Financial Officer, The Gap, Inc.

Penny S. Pritzker [4]
Founder and Chairman, PSP
Partners, LLC

Emma N. Walmsley [2,4]
Chief Executive Officer and Director,
GSK plc

Board Committees
1. Audit Committee
2. Compensation Committee
3. Governance and Nominating Committee
4. Environmental, Social, and Public Policy Committee

EXECUTIVE OFFICERS

Satya Nadella
Chairman and Chief Executive Officer

Amy E. Hood
Executive Vice President and Chief Financial Officer

Judson B. Althoff
Executive Vice President and CEO Microsoft Commercial

Takeshi Numoto
Executive Vice President and Chief Marketing Officer

Amy L. Coleman
Executive Vice President and Chief Human Resources Officer

Bradford L. Smith
Vice Chair and President

Kathleen T. Hogan
Executive Vice President, Office of Strategy and
Transformation

INVESTOR RELATIONS

Investor Relations

You can contact Microsoft Investor Relations by calling toll-free at (800) 285-7772 or outside the United States, call (425) 706-4400. We can be contacted between the hours of 9:00 a.m. to 5:00 p.m. Pacific Time to answer investment-oriented questions about Microsoft.

For access to additional financial information, visit the Investor Relations website online at:
www.microsoft.com/investor

Our e-mail is msft@microsoft.com

Our mailing address is:
 Investor Relations
 Microsoft Corporation
 One Microsoft Way
 Redmond, Washington 98052-6399

Attending the Annual Meeting

The 2025 Annual Shareholders Meeting will be held as a virtual-only meeting. Any shareholder can join the Annual Meeting, while shareholders of record as of September 30 2025, will be able to vote and submit questions during the meeting.

Date: Friday, December 5, 2025
Time: 8:30 a.m. Pacific Time
Virtual Shareholder Meeting:
www.virtualshareholdermeeting.com/MSFT25

Submit Your Question

We invite you to submit any questions via the proxy voting site at www.proxyvote.com. We will include as many of your questions as possible during the Q&A session of the meeting and will provide answers to questions on the Microsoft Investor Relations website under the Annual Meeting page.

Registered Shareholder Services

Computershare, our transfer agent, can help you with a variety of shareholder related services including:
 • Change of address
 • Lost stock certificates
 • Transfer of stock to another person
 • Additional administrative services

Computershare also administers a direct stock purchase plan and a dividend reinvestment program for the company.

Contact Computershare directly to find out more about these services and programs at 800-285-7772, option 1, or visit online at:
https://www.computershare.com/Microsoft

You can e-mail the transfer agent at:
web.queries@computershare.com

You can also send mail to the transfer agent at:
 Computershare
 P.O. Box 505000
 Louisville, KY 40233-5000

Shareholders can sign up for electronic alerts to access the annual report and proxy statement online. The service gets you the information you need faster and also gives you the power and convenience of online proxy voting. To sign up for this free service, visit the Annual Report site on the Investor Relations website at:
http://www.microsoft.com/investor/AnnualReports/default.aspx

Environmental, Social, and Governance (ESG)/Corporate Social Responsibility

Many of our shareholders are focused on the importance of the effective engagement and action on environmental, social, and governance topics. To meet the expectations of our stakeholders and to and maintain their trust, we are committed to conducting our business in ways that are principled, transparent, and accountable. From our CEO and Senior Leadership Team and throughout our organization, people at Microsoft are working to conduct our business in principled ways that make a significant positive impact on important global issues. Microsoft's Board of Directors provides insight, feedback, and oversight across a broad range of environmental and social matters. In particular, among the responsibilities of the Board's Environmental, Social, and Public Policy Committee is to review and provide guidance to the Board and management about the Company's policies and programs that relate to corporate social responsibility.

For more about Microsoft's CSR commitments and performance, please visit:
www.microsoft.com/transparency.

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